UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LINE Corporation

(Name of Subject Company)

LINE Corporation

(Name of Person(s) Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Class of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

Satoshi Yano

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo 160-0022, Japan

+81-3-4316-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Toshiro Mochizuki, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 9th Floor

2-2-2 Uchisaiwaicho

Chiyoda-ku, Tokyo 100-0011, Japan

+81-3-5251-1601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

THE OFFERS DESCRIBED IN THIS FILING HAVE NOT YET COMMENCED. THE INFORMATION CONTAINED IN THIS FILING IS PRELIMINARY AND SUBJECT TO CHANGE AND COMPLETION, AND THIS FILING DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OR RECOMMENDATION OF AN OFFER TO SELL ANY SECURITIES, NOR SHALL THERE BE ANY SALE OR PURCHASE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, RECOMMENDATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH JURISDICTION. IF AND AT THE TIME THE U.S. OFFER (AS DEFINED BELOW) IS COMMENCED, NAVER CORPORATION, NAVER J. HUB CORPORATION AND SOFTBANK CORP. WILL FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AN AMENDED TENDER OFFER STATEMENT ON SCHEDULE TO, NAVER CORPORATION, NAVER J. HUB CORPORATION AND LINE CORPORATION WILL FILE WITH THE SEC AN AMENDED TRANSACTION STATEMENT ON SCHEDULE 13E-3, AND LINE CORPORATION WILL FILE WITH THE SEC AN AMENDED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE AMENDED SCHEDULE TO, THE AMENDED SCHEDULE 13E-3 AND THE AMENDED SCHEDULE 14D-9 AND RELATED TENDER OFFER DOCUMENTS BEFORE MAKING A DECISION ABOUT THE U.S. OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE U.S. OFFER. THE AMENDED SCHEDULE TO, THE AMENDED SCHEDULE 13E-3 AND THE AMENDED SCHEDULE 14D-9 WILL BE AVAILABLE FOR FREE ON THE SEC WEBSITE (WWW.SEC.GOV). COPIES OF LINE CORPORATION’S FILINGS WITH THE SEC MAY BE OBTAINED AT THE SEC’S WEB SITE (WWW.SEC.GOV).

ITEM 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is LINE Corporation, a Japanese corporation (kabushiki kaisha) (“LINE” or the “Company”) listed on the New York Stock Exchange (the “NYSE”) and the First Section of the Tokyo Stock Exchange (“TSE”) and a consolidated subsidiary of NAVER (as defined below). LINE’s principal executive offices are located at JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo 160-0022, Japan, and its telephone number is +81-3-4316-2050.

Securities.

The classes of securities to which this Schedule 14D-9 relates are (i) the shares of common stock, no par value, of LINE (collectively, the “Common Shares” and each, a “Common Share”) and (ii) American Depositary Shares representing Common Shares (collectively, the “ADSs” and each, an “ADS”), each ADS representing one Common Share. As of the close of business on March 31, 2020, there were 241,363,642 registered Common Shares issued, of which (i) 2,526,749 were represented by 2,526,749 issued and outstanding ADSs, (ii) 174,992,000 were held by NAVER and (iii) 3,689 were held in treasury by LINE.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of LINE, which is the person filing this statement, are set forth above in “Item 1. Subject Company Information—Name and Address.”

The Offers.

This Schedule 14D-9 relates to the tender offer by NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) (“NAVER Purchaser”) and a direct wholly-owned subsidiary of NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER,” and together with NAVER Purchaser, the “NAVER Parties”) listed on the Korea Exchange, and SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank,” and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the TSE, to acquire (the “U.S. Offer”):

(i)

up to 100% of the outstanding Common Shares that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (such holders collectively, “U.S. Holders” and each, a “U.S. Holder”) and

(ii)	up to 100% of the outstanding ADSs from all holders, wherever located,

at a purchase price of JPY 5,380 per Common Share and per ADS (which, solely for reference purposes, is equivalent to approximately U.S. $50.06 per ADS based on an exchange rate of U.S. $1.00 = JPY 107.475, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on May 12, 2020, as reported by Bloomberg L.P.), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase (the “U.S. Offer to Purchase”) and in the accompanying Common Share Acceptance Letter or ADS Letter of Transmittal, as applicable. All payments to tendering U.S. Holders of Common Shares pursuant to the U.S. Offer to Purchase will be in Japanese yen, less the amount of any fees, expenses and withholding taxes that may be applicable (the purchase price of JPY 5,380 per Common Share less such amount, the “Common Share Offer Price”). This is the same price per Common Share payable by the Purchasers to holders of Common Shares tendering into the Japan Offer (as defined below). All payments to tendering holders of ADSs pursuant to the U.S. Offer to Purchase will be in U.S. dollars, with the dollar amount thereof calculated by converting JPY 5,380 per ADS to U.S. dollars based on the spot U.S. dollar/Japanese yen exchange rate reported by Bloomberg L.P. at 10:00 a.m., Japan Standard Time, on the first Japan business day following the Expiration Date (as defined below) and rounded to the nearest whole cent, less the amount of any fees (including any currency conversion fees), expenses and withholding taxes that may be applicable, including a fee of up to U.S. $5.00 for each 100 tendered ADSs (or portion thereof) cancelled (the “ADS Offer Price”). Holders of ADSs should be aware that fluctuations in the Japanese yen to U.S. dollar exchange rate will cause the value of the cash consideration to be paid to them in respect of their ADSs to change accordingly. The Purchasers will not pay interest on the purchase price for Common Shares or ADSs. Each of the Purchasers will purchase the equivalent of 50% of the Common Shares and ADSs tendered into the U.S. Offer (subject to rounding as set forth in the Transaction Documents (as defined below)). See “The U.S. Offer—Section 1. Terms of the U.S. Offer—Material Terms—Consideration and Payment” in the U.S. Offer to Purchase.

Simultaneously with the U.S. Offer, the Purchasers are making an offer in Japan, in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time), to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 and 2025 issued by LINE (the “Convertible Bonds” and, together with the Common Shares, ADSs and Options, the “LINE Target Securities”), from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer,” and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer is for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer. The Japan Offer is not open to U.S. Holders.

The U.S. Offer is open to all holders of Common Shares who are U.S. Holders, and to all holders of ADSs, wherever located. Holders of Common Shares who are not U.S. Holders and holders of Options or Convertible Bonds, wherever located, may not participate in the U.S. Offer, but holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders may tender their respective Common Shares, Options or Convertible Bonds into the Japan Offer. See “The U.S. Offer—Section 3. Procedure for Tendering into the U.S. Offer” in the U.S. Offer to Purchase.

The Offers do not extend to LINE Target Securities that the Purchasers or NAVER hold or may, in the future, hold, or to Common Shares or ADSs held in treasury by LINE.

The Offers are being made pursuant to the business integration agreement, dated as of December 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Business Integration Agreement”), by and among NAVER, LINE, SoftBank and Z Holdings Corporation, a Japanese corporation (kabushiki kaisha) (“ZHD”) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank, and the transaction agreement, dated as of December 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Transaction Agreement,” and together with the Business Integration Agreement, the “Transaction Documents”), by and between NAVER and SoftBank. Under the terms of the Transaction Documents, the commencement of the U.S. Offer is subject to the satisfaction or waiver of various conditions, including the receipt of certain regulatory approvals, which conditions will have been satisfied as of the date of publication of the definitive U.S. Offer to Purchase. The consummation of the U.S. Offer is not subject to any financing condition or any condition that a minimum amount of Common Shares and/or ADSs are tendered into the Offers, but is conditioned on the consummation of the Japan Offer. See “The U.S. Offer—Section 13. Conditions to the U.S. Offer” in the U.S. Offer to Purchase for a discussion of the conditions to the consummation of the U.S. Offer.

Following the consummation of the Offers, any remaining holders of Common Shares or ADSs will be eliminated by a share consolidation of the Common Shares pursuant to the Business Integration Agreement and the Companies Act of Japan (the “Japan Companies Act”) or other available squeeze-out procedures (the “Share Consolidation”) (with the intended result that, following the Share Consolidation and any other adjustment procedures set forth in the Business Integration Agreement, NAVER and the Purchasers will be the only shareholders of LINE), and the Common Shares are expected to be de-listed from the TSE two Japan business days prior to the closing of the Share Consolidation and the ADSs are expected to be de-listed from the NYSE shortly prior to the closing of the Share Consolidation. See “Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions” and “The U.S. Offer—Section 8. Possible Effects of the Offers” in the U.S. Offer to Purchase.

The U.S. Offer commenced on                  and will expire at 2:30 a.m., New York City time, on                 (such deadline, as it may be extended, the “Expiration Date”), unless the U.S. Offer is extended.

The foregoing summary is qualified in its entirety by the more detailed description contained in the U.S. Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal. Copies of the U.S. Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal were filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to the Schedule TO filed with the SEC by the NAVER Parties and SoftBank in connection with the U.S. Offer (the “Schedule TO”), respectively, and are incorporated herein by reference. The Business Integration Agreement, a copy of which is incorporated by reference as Exhibit (e)(1) hereto, is summarized in more detail in “Special Factors—Section 10. Summary of the Transaction Documents” in the U.S. Offer to Purchase, the description of which agreement is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive office of NAVER is located at 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Republic of Korea (“Korea”), the principal executive office of NAVER Purchaser is located at located at 2-10-44 Kamiosaki, Shinagawa-ku, Tokyo, Japan, and the principal executive office of SoftBank is located at 1-9-1 Higashi-Shimbashi, Tokyo Shiodome Bldg., Minato-ku, Tokyo, Japan.

The information relating to the Offers, including the U.S. Offer to Purchase, the Common Share Acceptance Letter and the ADS Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth or incorporated by reference in this Item 3, as of the date of this Schedule 14D-9, to LINE’s knowledge, there are no material agreements, arrangements or understandings and no material actual or potential conflicts of interest between LINE or its affiliates and (i) LINE, its executive officers, directors or affiliates or (ii) the NAVER Parties, SoftBank or their respective executive officers, directors or affiliates, as applicable.

Arrangements with Executive Officers and Directors of LINE.

In considering the recommendation of the board of directors of LINE (the “LINE Board”) with respect to the Offers and the Business Integration Agreement, and the fairness of the consideration to be received in the Offers and the business integration between LINE and ZHD (the “Business Integration”), LINE’s shareholders should be aware that certain directors and executive officers of LINE have interests in the Offers and the Business Integration that are described below that may present them with potential conflicts of interest. The Special Committee of LINE (the “Special Committee”) and the LINE Board were aware of such interests and other potential conflicts of interest and considered them along with other matters described below in “Item 4—The Solicitation or Recommendation.” Descriptions of the agreements below do not purport to be complete, and are qualified in their entirety by reference to the documents to which they relate.

Consideration Payable Pursuant to the Offers and the Transactions.

As of March 31, 2020, LINE’s directors and executive officers owned 9,463,193 outstanding Common Shares in the aggregate (excluding Options and other rights to acquire Common Shares). The Common Shares owned by LINE’s directors and executive officers represent less than 5% of the outstanding Common Shares. If LINE’s directors and executive officers tender the Common Shares they own for purchase pursuant to the Offers, they will receive the same consideration per security tendered, on the same terms and conditions, as other shareholders of LINE who tender their Common Shares in the Offers. LINE’s directors and executive officers who do not tender some or all of their Common Shares in the Offers will be entitled to receive the same consideration in the Share Consolidation (an amount equal to the applicable offer price for Common Shares (without interest) for such Common Shares) as the other shareholders of LINE who do not tender their Common Shares in the Offers.

The table below sets forth the number of Common Shares each director and executive officer of LINE owns, the number of Common Shares that such person is entitled to receive upon exercise of all Options he holds, which Options are currently exercisable or that will become exercisable within 60 days of the date hereof, the number of Common Shares beneficially owned by each director and executive officer, the aggregate consideration that would be payable for the beneficially owned Common Shares pursuant to the Offers and each director’s and executive officer’s percentage ownership of LINE.

Director	Common Shares Owned	Common Shares Underlying Options Exercisable Within 60 Days	Total Common Shares Beneficially Owned	Consideration Payable for Common Shares Beneficially Owned in Japanese yen	Consideration Payable for Common Shares Beneficially Owned in U.S. dollars(3)	Percentage(4)
Takeshi Idezawa(1)	40,000	164,200	204,200	1,098,596,000	10,221,875	*
Jungho Shin(1)	4,760,500	300,500	5,061,000	27,228,180,000	253,344,313	2.1%
Jun Masuda(1)	63,000	151,700	214,700	1,155,086,000	10,747,485	*
In Joon Hwang(1)	—	60,100	60,100	323,338,000	3,008,495	*
Hae Jin Lee	4,594,000	—	4,594,000	24,715,720,000	229,967,155	1.9%
Tadashi Kunihiro(2)	2,562	—	2,562	13,783,560	128,249	*
Koji Kotaka(2)	2,500	—	2,500	13,450,000	125,145	*
Rehito Hatoyama(2)	631	—	631	3,394,780	31,587	*

*	Less than 1%.
(1)	Also an executive officer.
(2)	Outside director.
(3)

The dollar equivalent amounts are provided solely for reference purposes. They are calculated based on an exchange rate of U.S. $1.00 = JPY 107.475, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on May 12, 2020, as reported by Bloomberg L.P., and rounded to the nearest whole dollar.

(4)	Based on 241,359,953 outstanding Common Shares (including Common Shares underlying ADSs) as of March 31, 2020.

Potential Future Arrangements.

In a joint venture agreement between them dated December 23, 2019, NAVER and SoftBank have agreed that, once the Offers, the Share Consolidation and the other transactions contemplated by the Transaction Documents (the “Transactions”) are completed, LINE will become a private joint venture company owned equally by NAVER (directly and/or indirectly through NAVER Purchaser) and SoftBank (the “JV Company”) and:

•	the JV Company will have a board of directors consisting of five directors, of which three will be appointed by SoftBank and the other two will be appointed by NAVER;

•

effective immediately after the completion of the Transactions, SoftBank will appoint Ken Miyauchi, representative director and President & Chief Executive Officer of SoftBank, Kazuhiko Fujihara, director and Executive Vice President & Chief Financial Officer of SoftBank, and one additional director, and NAVER will appoint Hae Jin Lee, director and chairman of the LINE Board and co-founder and Global Investment Officer of NAVER, and In Joon Hwang, director and Chief Financial Officer of LINE, as directors of the JV Company;

•

effective immediately after the completion of the Transactions, the JV Company will have two representative directors: Ken Miyauchi will assume the position of representative director and President of the JV Company and Hae Jin Lee will assume the position of representative director and chairman of the JV Company’s board of directors; and

•	the JV Company will have two statutory auditors, with SoftBank and NAVER each appointing one.

See “Special Factors—Section 2. Purpose of and Reasons for the Offers; Plans for LINE after the Offers and the Transactions” in the U.S. Offer to Purchase.

Indemnification and Insurance.

Limitation of Liability of Directors under Japanese Law and LINE’s Articles of Incorporation

Pursuant to Article 423, Paragraph 1 of the Japan Companies Act, if directors of a joint stock company (kabushiki kaisha) neglect their duties, they are liable for damages to such company resulting therefrom. The Japan Companies Act permits a company to include in its articles of incorporation, and in agreements between such company and its directors, provisions concerning limitations of such liability.

For example, liabilities of LINE’s directors under Article 423, Paragraph 1 of the Japan Companies Act may be waived in their entirety by unanimous agreement of all the shareholders of LINE. Furthermore, under the Japan Companies Act, LINE may exempt, by a resolution of a general meeting of shareholders, LINE’s directors from liabilities to LINE arising in connection with their failure to execute their duties if such directors execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations.

Under the Japan Companies Act and LINE’s articles of incorporation (the “Articles of Incorporation”), LINE may exempt, by resolution of the LINE Board, LINE’s directors from liabilities to LINE arising in connection with their failure to execute their duties within the limits stipulated by applicable laws and regulations if they execute their duties in good faith and without gross negligence. In addition, the Articles of Incorporation provide that LINE may enter into agreements with LINE’s directors (excluding executive directors) to limit their respective liabilities to LINE arising in connection with a failure to execute their duties to the higher of either a predetermined amount that shall be no less than JPY 10 million or an amount stipulated in laws and regulations if they execute their duties in good faith and without gross negligence. LINE has entered into a liability limitation agreement with each outside director which limits the maximum amount of their liability to the higher of either JPY 10 million or an amount stipulated in laws and regulations.

Liability Insurance

LINE’s directors are covered by liability insurance indemnifying them against damages arising out of certain kinds of claims which may be made against them based on their negligent acts or omissions while acting in their capacities as directors and officers of LINE.

Special Committee Indemnification Provisions Pursuant to Resolutions of the LINE Board

The resolutions of the LINE Board initially establishing the Special Committee provided that LINE will advance expenses to each member of the Special Committee in connection with any threatened, pending or completed action, suit or proceeding (whether criminal, administrative or investigative) in which the Special Committee, or any member thereof, is or is threatened to be made a participant (including as a witness) arising from or relating to any such member’s appointment to or service on the Special Committee, subject to receipt of an undertaking by or on behalf of each member of the Special Committee to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by LINE.

Special Committee Indemnification Agreement

On December 23, 2019, LINE entered into an indemnification agreement with each of the members of the Special Committee. The indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any proceeding relating to the fact that the indemnitee is or was a director, special committee member or other associate of the Company, as provided in the indemnification agreement. The indemnification agreement provides for the advancement or payment of all expenses to each Special Committee member, as applicable, and for reimbursement of any such advanced expenses to LINE if it is ultimately determined that such indemnified Special Committee member is not entitled to such indemnification under applicable law.

The foregoing summary of the indemnification agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the indemnification agreement, which is filed as Exhibit (e)(2) hereto, and is incorporated herein by reference.

Arrangements with the Purchasers and Their Affiliates.

Business Integration Agreement

On December 23, 2019, NAVER, LINE, SoftBank and ZHD entered into the Business Integration Agreement. A summary of the material provisions of the Business Integration Agreement is contained in “Special Factors—Section 10. Summary of the Transaction Documents” in the U.S. Offer to Purchase and a description of the terms and conditions of the Offers is contained in “The U.S. Offer—Section 13. Conditions to the U.S. Offer” in the U.S. Offer to Purchase. Both are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Business Integration Agreement. A copy of the Business Integration Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The foregoing summary of the Business Integration Agreement does not purport to be complete, and is qualified in its entirety by reference to the full text of the Business Integration Agreement, which is filed as Exhibit (e)(1) hereto, and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The Special Committee unanimously concluded that:

(i)	the Business Integration, including the Offers, can be seen as contributing to an increase in LINE’s corporate value and their purpose can be seen as reasonable;

(ii)	the procedures for carrying out the Business Integration, including the Offers, can be seen as having secured fairness;

(iii)

the terms of the Offers and the series of transactions in order to take LINE private (the “Delisting Procedures”) (excluding the prices of the Options and Convertible Bonds in the Offers) can be seen as having secured appropriateness;

(iv)

taking (i) through (iii) together, an expression of support for, or a board resolution in favor of, the Business Integration (including the Delisting Procedures) can be considered not to be adverse to the interests of minority shareholders; and

(v)	it can be considered reasonable for the LINE Board to express support for the Offers, and recommend that holders of Common Shares and ADSs tender their Common Shares and ADSs in the Offers.

For the reasons described below, including consideration of the above findings of the Special Committee and J.P. Morgan’s financial analysis and opinion to the LINE Board described below, the LINE Board unanimously adopted resolutions expressing its support for the Offers and recommending that holders of Common Shares and ADSs tender their Common Shares and ADSs in the Offers.

Background of the Offers and the Transactions.

The following chronology summarizes key events and contacts that led to the signing of the Transaction Documents. It does not purport to catalogue every conversation among LINE, ZHD, NAVER and SoftBank (collectively, the “Business Integration Parties” and each, a “Business Integration Party”) and other parties with respect to the Offers or the Business Integration.

As part of the continuous evaluation of LINE’s businesses and plans, the LINE Board and senior management regularly considered a variety of potential strategic options and transactions, all in a continued effort to enhance corporate value. Since LINE and its subsidiaries had entered into several business relationships with SoftBank in the past, such as LINE MOBILE Corporation, a joint venture now owned 40.0% by LINE and 60.0% by SoftBank that provides mobile virtual network operator services, and LINE and ZHD had marketed services on each other’s platforms, LINE had been aware of the cultures, capabilities and people of SoftBank and ZHD for a number of years. In connection with the relationship developed while marketing services on each other’s platforms, LINE and ZHD for several years have held meetings or dinners periodically for senior management to discuss potential business collaborations. However, they had not had substantive discussions regarding a transformative transaction prior to the discussions described below.

On March 12, 2019, Takeshi Idezawa (Chief Executive Officer and President of LINE), Jun Masuda (Chief Strategy and Marketing Officer of LINE) and Hideo Fujii (head of O2O and Commerce business of LINE) had a dinner meeting with Kentaro Kawabe (President and Representative Director of ZHD), Takao Ozawa (Director and Executive Vice President of ZHD) and Gen Miyazawa (Executive Vice President of ZHD). At the dinner, one of the topics discussed was the idea of a potential business collaboration between LINE and ZHD, although the attendees did not discuss the specific format of, or method to effect, any such potential business collaboration between LINE and ZHD. The parties expressed interest in having further discussions regarding ways in which LINE and ZHD might work together.

On May 27, 2019, In Joon Hwang (Chief Financial Officer of LINE) met with Kazuhiko Fujihara (Executive Vice President and Chief Financial Officer of SoftBank) as an introductory meeting to discuss, at the suggestion of LINE, a potential business collaboration between LINE and SoftBank group companies, including ZHD.

On June 17, 2019, Mr. Idezawa, Jungho Shin (Representative Director and Chief WOW Officer of LINE) and Mr. Hwang met with Mr. Kawabe, Ryosuke Sakaue (Executive Vice President and Chief Financial Officer of ZHD), Ken Miyauchi (President & Chief Executive Officer of SoftBank) and Mr. Fujihara to engage in preliminary discussions regarding the possibility of a potential business collaboration between LINE and ZHD, including preliminary discussions regarding the possibility of a potential business or strategic alliance.

On June 28, 2019, Mr. Idezawa had additional preliminary discussions with Mr. Kawabe, and during early July 2019, Mr. Idezawa and other members of LINE’s senior management had additional preliminary discussions with senior management at SoftBank and ZHD to discuss potential ways to work together, a timeline for continued conversations regarding a potential business collaboration between LINE and ZHD and the form that such potential business collaboration might take, including a potential joint venture or business integration.

On July 8, 2019, LINE appointed JPMorgan Securities Japan Co., Ltd. (“J.P. Morgan”) as its financial advisor, and Mr. Hwang held an initial meeting with J.P. Morgan on July 10, 2019 regarding potential transactions, including a potential joint venture or business integration with ZHD. In addition, on July 11, 2019, LINE appointed Anderson Mori & Tomotsune (“AMT”) as its Japanese legal advisor and held an information-sharing meeting with J.P. Morgan and AMT the following day.

Throughout the course of July and August 2019, representatives from LINE, along with J.P. Morgan, AMT, KPMG Tax Corporation (“KPMG”), LINE’s tax advisor (appointed by LINE on July 22, 2019), and Shearman & Sterling LLP, LINE’s U.S. legal advisor (“Shearman & Sterling”) (appointed by LINE on August 19, 2019), continued to engage in preliminary discussions with representatives from SoftBank and ZHD regarding various potential transaction structures and related items, including governance and regulatory matters in Japan and the United States and the applicability of regulatory regimes in other jurisdictions, such as Korea.

On September 5, 2019, Mr. Idezawa, Mr. Shin, Mr. Hwang and Mr. Hae Jin Lee (in his capacity as Global Investment Officer of NAVER) met with senior management of SoftBank, Mr. Kawabe and other members of senior management of ZHD, as well as Masayoshi Son (Chairman and Chief Executive Officer of SoftBank Group Corp. (“SBG”)) to discuss the rationale for a potential business combination between LINE and ZHD. While acknowledging that there would be a number of structuring and other aspects to be resolved for any particular business transaction, the parties expressed interest in continuing discussions.

On September 11, 2019, representatives from LINE’s and SoftBank’s deal teams, LINE’s financial, legal and tax advisors, as well as SoftBank’s financial advisor, Mizuho Securities Co., Ltd. (“Mizuho”), its Japanese legal advisor, Nagashima Ohno & Tsunematsu (“NO&T”) and its tax advisor, PwC Tax Japan (“PwC”), met to discuss legal and other matters relating to the timing and structuring of a potential transaction. Details of the meeting were shared with the Chief Financial Officers of LINE, SoftBank and ZHD the following day, and representatives of LINE, SoftBank and ZHD discussed outstanding transaction topics, including the timing and structuring of a potential transaction.

On September 17, 2019, Mr. Hwang, representatives of LINE’s and NAVER’s deal teams, as well as LINE’s financial and Japanese legal advisors and NAVER’s financial advisor, Deutsche Securities Korea Co. (“Deutsche Bank”), and Japanese legal advisor, Nishimura & Asahi, had a meeting at which representatives of LINE summarized the preliminary discussions with ZHD and SoftBank to date, the potential transaction structures under discussion, and actions NAVER would need to take in order for the potential transaction to be executed under the contemplated structures.

On September 19, 2019, representatives of the Business Integration Parties’ deal teams, as well as J.P. Morgan, ZHD’s financial advisor, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Morgan Stanley”), Deutsche Bank, Mizuho, and ZHD’s Japanese legal advisor, Mori Hamada & Matsumoto, attended a meeting to align on the process and preparation required to pursue a potential transaction.

On September 20, 2019, representatives of LINE, NAVER and SoftBank, as well as their respective financial advisors, LINE’s legal advisors, NO&T and Simpson Thacher & Bartlett LLP (“Simpson Thacher”), SoftBank’s U.S. legal advisor, met to discuss outstanding matters relating to the timing and structuring of the potential transaction and potential next steps. The attendees discussed a proposed series of transactions that would result in the integration of the businesses of LINE and ZHD under a single holding company, a controlling stake of which would be owned by a joint venture between NAVER and SoftBank. This proposed series of transactions would commence with a joint tender offer by NAVER and SoftBank to acquire all outstanding Common Shares and ADSs with the purpose of taking LINE private. Later that day, representatives of LINE’s deal team and J.P. Morgan met with representatives of ZHD’s deal team and Morgan Stanley to discuss the timeline for exchanging LINE’s and ZHD’s business projections.

On September 24, 2019, LINE’s management informed the independent members of the LINE Board that LINE’s management was preliminarily considering a potential business combination with ZHD.

On September 25, 2019, the LINE Board was formally notified by LINE’s management that it was in the process of evaluating a potential business combination with ZHD, and the LINE Board expressed its approval of management continuing discussions with the other Business Integration Parties.

On the same day, representatives of LINE, NAVER and SoftBank, as well as their respective financial and legal advisors, attended a conference call to discuss the structuring and timing of a potential transaction.

On September 27, 2019, the Chief Financial Officers of LINE, SoftBank and ZHD held a meeting to discuss the results of the LINE Board meeting and the structuring and timing discussions that transpired on September 25, 2019.

On October 3, 2019, the Chief Financial Officers of LINE and SoftBank, as well as representatives from LINE’s and SoftBank’s deal teams and their respective financial advisors, met and agreed to instruct their respective legal advisors to begin drafting a preliminary non-binding memorandum of understanding among the Business Integration Parties concerning the potential transaction (the “Business Integration MOU”). However, LINE and SoftBank acknowledged that there were still a number of pending matters that would need to be addressed before the parties would be prepared to submit the potential transaction to their respective boards for deliberation. In addition, NAVER and SoftBank each instructed their respective legal advisors to begin drafting a preliminary non-binding memorandum of understanding between NAVER and SoftBank concerning the potential transaction (the “Transaction MOU” and, together with the Business Integration MOU, the “MOUs”).

On October 4, 2019, representatives from LINE’s and SoftBank’s deal teams, their respective financial and legal advisors and PwC met to discuss the timeline for drafting the MOUs and further advancing discussions relating to the timing and structuring of the potential transaction.

On October 7, 2019, LINE and ZHD provided each other, NAVER, SoftBank and the Business Integration Parties’ advisors with virtual data room access for the purpose of conducting due diligence.

Beginning on the same day, and over the course of the following weeks, representatives of NAVER’s and SoftBank’s deal teams and their respective financial and legal advisors began a series of meetings to discuss the status of and preparation for the potential transaction, as well as pending action items.

Also beginning that day, and over the course of the following weeks, the Business Integration Parties and each of their respective advisors continued due diligence, with LINE and ZHD holding management presentations and interviews for the Business Integration Parties and their respective advisors.

On October 10, 2019, Mr. Hwang, representatives of LINE’s and NAVER’s deal teams and their respective financial advisors had a meeting to discuss progress on the evaluation of the potential transaction and the apportionment of ownership in the potential integrated company between NAVER and SoftBank. Later that day, representatives of the Business Integration Parties’ deal teams and their respective financial and legal advisors began a series of meetings to discuss the status of the Business Integration Parties’ evaluation of, and preparation for, the potential transaction, as well as pending action items.

On October 11, 2019, the Chief Financial Officers of LINE, ZHD and SoftBank, their respective financial advisors and representatives of the Business Integration Parties’ deal teams met to further discuss, among other things, potential transaction structures and potential antitrust approval requirements, as well as the progress of due diligence. Later that day, representatives of LINE’s and NAVER’s deal teams, as well as their respective financial advisors and Japanese legal advisors, met to discuss the scope of the preliminary term sheets.

On the same day, first drafts of the preliminary term sheets for the Business Integration were circulated among the parties. Each party and its advisors reviewed and negotiated the terms of the preliminary term sheets over the next four weeks.

On October 15, 2019, the LINE Board resolved to establish the Special Committee, comprising LINE’s three outside directors, Tadashi Kunihiro, Koji Kotaka and Rehito Hatoyama, having determined that each member of the Special Committee was independent of the Business Integration Parties and SBG, did not have an interest in the potential transaction that was different from, or in addition to, the interests of the minority shareholders of LINE and had the experience and qualifications necessary to consider the Business Integration. The LINE Board so resolved because the successful execution of the transaction would require approval from NAVER, and thus there was a potential for conflicts of interest, as well as information asymmetries between NAVER and LINE’s minority shareholders. The LINE Board requested the Special Committee to consider: (i) whether engaging in the potential transaction had a rational purpose and would contribute to an increase in LINE’s corporate value, (ii) the fairness of the procedures for carrying out the potential transaction, (iii) whether the terms of the potential transaction were appropriate and (iv) whether the potential transaction would be adverse to the interests of LINE’s minority shareholders. The LINE Board authorized the Special Committee to, among other things, retain its own legal and financial advisors.

On October 16, 2019, representatives of LINE’s and ZHD’s deal teams, their respective financial advisors and Japanese legal advisors, and Shearman & Sterling met to discuss progress in the preparation of LINE’s and ZHD’s business projections, as well as structuring matters for the potential transaction. Later that day, Mr. Idezawa and Mr. Kawabe met, together with representatives of each company’s deal team, to discuss at a high level medium- to long-term investment plans for the potential combined company post-integration, as well as who might be made responsible for product innovation at the potential combined company.

On October 17, 2019, the Chief Financial Officers of LINE, SoftBank and ZHD, as well as representatives of the respective companies’ deal teams and their respective financial advisors, met to discuss, among other things, the progress of discussions between LINE and ZHD, as well as the status of the MOUs. That evening, representatives of the Business Integration Parties’ deal teams and their respective financial and Japanese legal advisors, as well as Shearman & Sterling, Simpson Thacher and NAVER’s U.S. legal advisor, Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), met to discuss progress on the preliminary term sheets and other steps in preparation for the potential transaction.

On October 18, 2019, ahead of seeking guidance about the potential transaction from various government entities, including the Kanto Local Finance Bureau, in November 2019, representatives of LINE’s, ZHD’s and SoftBank’s deal teams, as well as Morgan Stanley and Mizuho, met to discuss actions to be taken with respect to external communications in respect of a potential transaction.

Later that day, the Special Committee held its first meeting, attended by Mr. Kotaka and Mr. Hatoyama of the Special Committee, one of LINE’s corporate auditors, Mr. Hwang, representatives from LINE’s deal team, J.P. Morgan, AMT and Shearman & Sterling. The deal team and LINE’s advisors reviewed potential conflicts of interest in the potential transaction and steps that could be taken to mitigate such conflicts and secure fairness for the minority shareholders. Thereafter, the Special Committee members, representatives of LINE and LINE’s advisors engaged in a discussion regarding various matters, including the fairness opinion that LINE would obtain from J.P. Morgan, expected disclosures concerning the potential transaction, the actions that the Special Committee may engage in, including those that would be dependent on the structure of the potential transaction, and the potential valuation of the Common Shares at the time of the signing of the Business Integration Agreement. Representatives from LINE’s deal team and LINE’s advisors also provided the Special Committee with further information on the background of negotiations with respect to the potential transaction, possible structures of the potential transaction, the contemplated timeline for the potential transaction and the matters to be reviewed by the Special Committee.

On October 21, 2019, representatives of LINE’s, SoftBank’s and ZHD’s deal teams, along with their respective financial advisors, as well as representatives of Deutsche Bank and KPMG, met to discuss the business projections for LINE and ZHD and underlying assumptions.

On October 23, 2019, Mr. Hwang, representatives of LINE’s deal team, J.P. Morgan, AMT and Shearman & Sterling met with Mr. Kunihiro to provide him with a summary of the discussions with the Special Committee and to respond to his queries.

Later that day, LINE’s and ZHD’s deal teams, their respective financial and Japanese legal advisors and Shearman & Sterling met to discuss progress on due diligence, as well as to finalize plans to address external communications and to further discuss certain matters relating to the timing and structuring of the potential transaction. Following that meeting, representatives of the Business Integration Parties’ deal teams, their respective Japanese legal advisors, as well as Shearman & Sterling, held a meeting to discuss the preliminary term sheets for the Business Integration, including a preliminary term sheet for the Business Integration MOU. Drafting responsibility for various documents to be based on the preliminary term sheets, including the MOUs, was allocated to the respective Japanese legal advisors of each party. Beginning that day, and continuing over the course of the following weeks, the Business Integration MOU was drafted and negotiated among the Business Integration Parties and their respective Japanese legal advisors, and the Transaction MOU was drafted and negotiated among NAVER and SoftBank and their respective Japanese legal advisors.

On October 24, 2019, representatives of LINE’s and NAVER’s deal teams and their respective Japanese legal advisors had further discussions regarding the preliminary term sheets. Later that day, representatives of the Business Integration Parties’ deal teams and their respective financial and Japanese legal advisors, as well as Shearman & Sterling and Cleary Gottlieb, held a meeting to confirm the overall schedule and outstanding tasks ahead of potentially signing the Business Integration MOU and to begin preparations for drafting press releases regarding the potential transaction.

On October 25, 2019, the Chief Financial Officers of LINE and SoftBank, as well as representatives of LINE’s, SoftBank’s and NAVER’s deal teams and the financial advisors of NAVER and SoftBank, met to discuss updates to the potential transaction. Following this, representatives of LINE’s and ZHD’s deal teams, as well as their respective financial and Japanese legal advisors, met to continue negotiating the terms of the MOUs.

On October 28, 2019, the Special Committee met, with all Special Committee members, LINE’s three corporate auditors, Hitoshi Kurasawa, Noriyuki Uematsu and Yoichi Namekata, Mr. Idezawa, Mr. Hwang, representatives from LINE’s deal team and LINE’s financial and legal advisors attending. Representatives of LINE’s deal team distributed a five-year business plan (the “Five-Year Plan”) prepared by LINE’s management, and the parties discussed LINE’s business projections. LINE’s management summarized the outlook of LINE under the Five-Year Plan.

On October 29, 2019, representatives of LINE’s and ZHD’s deal teams, along with their respective financial and Japanese advisors, as well as Shearman & Sterling, discussed progress on due diligence.

On October 31, 2019, the Chief Financial Officers of LINE, ZHD and SoftBank, their respective deal teams, as well as representatives of NAVER’s deal team, and each Business Integration Party’s financial advisor, met to discuss the status and outstanding matters related to the potential transaction.

On November 6, 2019, representatives of LINE’s deal team, as well as the respective financial and legal advisors of LINE and NAVER held a meeting to discuss, on a preliminary basis, the steps that might need to be taken, and LINE’s and NAVER’s options, with respect to the Convertible Bonds in connection with the contemplated Business Integration.

Later that day, LINE and ZHD, their respective financial and Japanese legal advisors, as well as Shearman & Sterling, met to discuss progress with due diligence.

On November 7, 2019, the Chief Financial Officers of LINE, SoftBank and ZHD, representatives of their respective deal teams, a representative of NAVER’s deal team, as well as the Business Integration Parties’ respective financial advisors, met to discuss the preliminary term sheets regarding the potential transaction and the treatment of the Options in any potential transaction, among other matters.

On November 8, 2019, the Special Committee met, with all Special Committee members, a candidate potentially to be considered as financial advisor to the Special Committee (“Candidate A”), the Special Committee’s Japanese legal advisor, Nakamura, Tsunoda & Matsumoto (“NTM”) (appointed by the Special Committee on November 8, 2019), White & Case Registered Foreign Lawyers’ Office (Gaikokuho Jimu-Bengoshi Jimusho) / White & Case (Gaikoku-Kyodo-Jigyo) (“White & Case”) (formally appointed as U.S. legal advisor to the Special Committee on November 12, 2019), Mr. Hwang, representatives of LINE’s deal team and LINE’s financial and legal advisors attending. The Special Committee and attendees discussed the review and decision-making process for the potential transaction, potential business efficiencies to be gained in LINE’s advertisement, commerce, AI, payment and O2O (Online-to-Offline)/OMO (Online Merges with Offline) businesses through the potential transaction, as well as the investments that would be required to realize such efficiencies and the status of discussions concerning the potential transaction.

During such discussion, it was explained that because Mr. Lee concurrently serves as the Global Investment Officer of NAVER and the Chairman of the LINE Board, he would not participate in the evaluation, negotiation or voting by the LINE Board with respect to the potential transaction in order to avoid any potential appearance of a conflict of interest. The attendees also discussed whether Mr. Shin should be included in the review and decision-making process with respect to the potential transaction since Mr. Shin served in several roles at NAVER from June 2005 to April 2013, including as head of Japan services, and was then serving in the role of Representative of the Search and Clova Company-in-Company of NAVER. A member of the deal team explained that Mr. Shin had never been involved, nor was he in a position to participate, in NAVER’s investment decisions with respect to the potential transaction. It was further explained that Mr. Shin would deliver to LINE a letter confirming that he would not exchange any information with NAVER with respect to the Business Integration. A member of the deal team also explained that Mr. Shin’s involvement in reviewing the potential transaction was necessary given that he founded LINE, created the business model of the LINE messaging application, which is the core of LINE’s business, and was intimately involved in product development and that his non-involvement would likely be detrimental to LINE. Having taken such factors into consideration, all members of the Special Committee agreed that they had no objection to Mr. Shin’s involvement in LINE’s review and decision-making process with respect to the potential transaction. In addition, the Special Committee appointed Mr. Hatoyama as the chair of the Special Committee.

On November 11, 2019, the Chief Financial Officers of the Business Integration Parties, as well as their respective deal teams and financial advisors, met to discuss, among other things, the progress on drafting of the MOUs and treatment of the Convertible Bonds. Later that day, the respective investor relations and public relations teams of the Business Integration Parties, as well as their respective financial advisors, attended a meeting to discuss external communications concerning the potential transaction.

On November 12, 2019, SoftBank sent the first draft of the Business Integration MOU to LINE, ZHD and NAVER, and each party reviewed and provided comments to SoftBank over the following two days.

On November 13, 2019, the Special Committee met, with all Special Committee members, Candidate A, the Special Committee’s legal advisors, LINE’s corporate auditors, Mr. Hwang, representatives of LINE’s deal team and LINE’s financial and legal advisors attending. The Special Committee received an update on the progress of the discussions and timeline for, and remaining outstanding items relating to, the potential transaction. Subsequently, the Special Committee and other attendees discussed, and the Special Committee concluded, that the Special Committee should obtain independent financial analyses and an opinion from its own financial advisor. The Special Committee stated that it had been reviewing qualitative aspects of the potential synergies of the potential transaction, but that it also believed it prudent to take into account any negative impact caused by not proceeding with the potential transaction. After the above discussions, the Special Committee members, LINE’s deal team and NTM discussed the operation of the Special Committee meetings going forward and the approach to selecting a financial advisor to the Special Committee.

Subsequent to the Special Committee meeting, the Chief Financial Officers of the Business Integration Parties, as well as their respective deal teams and financial advisors, met to discuss major open items on the documentation for the potential transaction.

Later that day, news of the potential transaction was reported in various media outlets. That night, Mr. Idezawa, Mr. Masuda, LINE’s deal team and ZHD’s senior management and deal team had discussions regarding such media reports, and decided that each of LINE and ZHD would issue a separate press release the following day confirming that the parties were exploring a potential transaction, but that no agreement had yet been reached. They also agreed to accelerate negotiations of the documentation for the potential transaction. Members of senior management of the Business Integration Parties, including the Chief Executive Officer of LINE, the Chief Financial Officer of SoftBank and the Chief Executive Officer and Chief Financial Officer of ZHD, as well as representatives of the Business Integration Parties’ respective deal teams and investor relations and public relations teams also met to discuss responses to market rumors.

On November 14, 2019, a revised draft of the Business Integration MOU was circulated among the parties. Each party and its advisors continued to review and negotiate the terms and conditions of the Business Integration MOU over the course of the following two days, and further revised drafts of the Business Integration MOU were sent to the Business Integration Parties on November 14 and 15, 2019.

On November 15, 2019, Sang-Jin Park (Chief Financial Officer of NAVER) and Mr. Fujihara agreed on proposing to LINE an offer price of JPY 5,200 per Common Share and per ADS, subject to approval of the respective boards of NAVER and SoftBank.

On the same day, the Business Integration Parties’ deal teams reached agreement on a final draft of the Business Integration MOU, pending approval of their respective boards. NAVER’s and SoftBank’s deal teams separately reached agreement on a final draft of the Transaction MOU, pending approval of their respective boards.

On November 17, 2019, an extraordinary meeting of the LINE Board was held. The LINE Board and representatives of LINE’s deal team met to discuss, among other things, the transaction structure, the results of due diligence, the governance of the potential combined company to result from the Business Integration, the draft Business Integration MOU and the status of negotiations among the parties.

On the same day, the respective boards of directors of NAVER and SoftBank held meetings to approve the joint submission of a non-binding letter of intent to LINE with a proposal to jointly acquire, directly or indirectly through one or more affiliates, all outstanding Common Shares and ADSs in a tender offer at an offer price of JPY 5,200 per Common Share and per ADS in order to effect the Business Integration, subject to negotiation and execution of definitive agreements for the potential transaction. The respective boards of NAVER and SoftBank also approved executing the MOUs.

In the morning of November 18, 2019, after receiving approval from their respective boards on November 17, 2019, NAVER and SoftBank jointly submitted to LINE the non-binding letter of intent and requested that LINE enter into the Business Integration MOU to, among other things, signal its intent to consummate the potential transaction, subject to agreement on open items, including the offer price.

An extraordinary meeting of the LINE Board was held the same day in order to consider the non-binding letter of intent. The LINE Board reviewed and discussed the non-binding letter of intent and the final draft of the Business

Integration MOU, among other documents, and unanimously passed a resolution approving entry into, among other documents, the Business Integration MOU.

Following a review of the non-binding letter of intent and discussions with LINE’s management and the Special Committee members, the LINE Board further resolved to amend the matters about which to consult the Special Committee to the following: (i) whether engaging in the potential transaction had a rational purpose and would contribute to an increase in LINE’s corporate value, (ii) the fairness of the procedures for carrying out the potential transaction, (iii) whether the terms of the potential transaction were appropriate, (iv) whether the potential transaction would be adverse to the interests of LINE’s minority shareholders, and (v) whether it would be reasonable for the LINE Board to express support for the proposed tender offer and recommend that LINE’s shareholders tender their Common Shares and ADSs in such tender offer. The LINE Board also resolved on such date that, when making a decision with respect to the Business Integration, including the proposed tender offer, it would not express support for the Business Integration without findings in support of the matters noted above from the Special Committee.

Following the LINE Board meeting, the Business Integration Parties executed and announced entry into the Business Integration MOU and other non-binding documentation related to the proposed Business Integration. NAVER and SoftBank also executed and announced entry into the Transaction MOU.

On the same day, the Business Integration Parties’ Japanese legal advisors discussed and agreed on the allocation of drafting responsibility for the Transaction Documents and other agreements related to the proposed Business Integration and began drafting the Transaction Documents.

On November 19, 2019, the Special Committee met, with all Special Committee members, the Special Committee’s legal advisors, Mr. Hwang, representatives of LINE’s deal team and its financial and legal advisors attending. The Special Committee and other attendees discussed matters related to the proposed tender offer from NAVER and SoftBank set forth in the non-binding letter of intent, including the Special Committee’s determination to appoint, and obtain an opinion from, its own financial advisor. The Special Committee concluded that in general, LINE’s deal team should negotiate directly with NAVER and SoftBank, and that the Special Committee’s role would be to confirm LINE’s negotiation positions and strategy in advance, receive timely updates regarding the status of negotiations, and express its views and provide instructions and requests to LINE’s management as necessary. The Special Committee and other attendees also discussed the independence of the advisors to the Special Committee. The Special Committee confirmed with NTM and White & Case their respective relationships with the Business Integration Parties and certain of such parties’ affiliates and that such firms had not identified any material relationships that would impair their respective independence.

On November 21, 2019, the Special Committee met, with all Special Committee members, the Special Committee’s legal advisors, Mr. Hwang and representatives of LINE’s deal team attending. The Special Committee and other attendees discussed certain matters the Special Committee should confirm with LINE’s senior management, including the reasons for conducting the series of proposed transactions necessary to realize the proposed Business Integration, whether alternative transactions were considered, the structure of the Business Integration, the anticipated governance structure of the potential combined company resulting from the proposed Business Integration, and anticipated synergies of the proposed Business Integration. The Special Committee decided to request explanations from LINE on the matters mentioned above at the next Special Committee meeting as well as to conduct an interview with NAVER, SoftBank and ZHD to better understand their rationale for entering into the proposed Business Integration and how NAVER and SoftBank arrived at the proposed offer price. At the Special Committee’s request, White & Case explained certain U.S. disclosure requirements with respect to the proposed Business Integration. Subsequently, matters related to negotiations with NAVER and SoftBank were discussed. At the request of the Special Committee for comparison, although LINE is incorporated in Japan, White & Case explained the fiduciary duties and obligations of special committees of Delaware corporations in U.S. tender offers, and NTM explained a Japanese company’s fiduciary duties and obligations under Japanese law. The Special Committee confirmed its view that, as decided in the previous meeting, while LINE’s senior management would be in charge of negotiations, the Special Committee would consider and confirm LINE’s negotiation positions and strategy in advance, express its views, provide instructions and make requests of LINE’s management.

On the same day, representatives of the Business Integration Parties’ deal teams and their respective advisors attended a meeting at which they discussed the timeline for the proposed Business Integration and various related considerations, including those pertaining to LINE’s Convertible Bonds in the event the proposed Business Integration were to proceed.

On November 22, 2019, the Special Committee met, with all Special Committee members, another candidate potentially to be considered as financial advisor to the Special Committee, the Special Committee’s legal advisors, Mr. Hwang, other representatives of LINE’s senior management, representatives of LINE’s deal team and LINE’s financial and legal advisors attending. The Special Committee and other attendees discussed, among other things, the independence of LINE’s advisors and other outstanding items. In addition, the Special Committee confirmed with each of J.P. Morgan, AMT and Shearman & Sterling their respective relationships with the Business Integration Parties and certain of such parties’ affiliates and that such firms had not identified any material relationships that would impair their respective independence. In the meeting, the Special Committee and its advisors also conducted an interview of LINE’s senior management, inquiring about the financial aspects and structuring of the proposed Business Integration, the reasons for conducting the proposed Business Integration, the anticipated synergies, the impact on LINE’s existing business partners resulting from the proposed Business Integration and alternatives to the proposed transaction, including remaining a stand-alone listed company.

On November 25, 2019, the first draft of the Business Integration Agreement was circulated among the parties. Each party, with assistance from its respective advisors, reviewed and negotiated the terms and conditions of the agreement over the course of the following four weeks. On the same day, the first draft of the Transaction Agreement was circulated to NAVER and SoftBank. NAVER and SoftBank, with assistance from their respective advisors, reviewed and negotiated the terms and conditions of the Transaction Agreement over the course of the following four weeks.

On November 27, 2019, the Special Committee met, with all Special Committee members, Merrill Lynch Japan Securities Co., Ltd. (“BofA Securities”), the Special Committee’s legal advisors, LINE’s corporate auditors, Mr. Hwang and representatives of LINE’s deal team attending, to discuss the potential engagement of BofA Securities as financial advisor to the Special Committee. The Special Committee explained that it had interviewed several other financial advisor candidates to date, reviewing such candidates’ qualifications as well as their independence and potential conflicts of interest. The Special Committee then engaged in extensive discussions with BofA Securities regarding its potential engagement. Also at this meeting, the Special Committee and other attendees discussed the Special Committee’s negotiation position and strategy and the interviews to be held among the Special Committee and NAVER, SoftBank and ZHD on December 5, 2019, including the questions that the Special Committee would ask each party.

On the same day, the Business Integration Parties conducted additional due diligence regarding the representations in the Business Integration Agreement and related matters.

On November 28, 2019, the Chief Financial Officers of LINE, SoftBank and ZHD as well as representatives of the Business Integration Parties’ respective deal teams met to discuss the transaction timeline and outstanding items. Later that day, representatives of the Business Integration Parties and their respective advisors had another meeting to discuss the contemplated timeline for the targeted execution of the Business Integration Agreement and various matters, including those relating to LINE’s outstanding Convertible Bonds in the event the proposed Business Integration were to proceed.

On November 29, 2019, the Special Committee met, with all Special Committee members, BofA Securities, the Special Committee’s legal advisors, LINE’s corporate auditors, Mr. Hwang and representatives of LINE’s deal team attending. The Special Committee at this time reviewed information provided by BofA Securities at the request of the Special Committee regarding material relationships during the past two years between (i) BofA Securities and certain of its affiliates, on the one hand, and (ii) either LINE, NAVER, SBG, or ZHD, on the other hand. BofA Securities also advised the Special Committee regarding its internal policies regarding the engagement. The Special Committee and its advisors then further discussed this information. After consideration, the Special Committee unanimously selected BofA Securities as its financial advisor based on, among other reasons, the firm’s experience in evaluating companies in the communications and internet media sectors, its experience in advising special committees, its reputation in the investment community, the Special Committee’s assessment, based on the information provided, of BofA Securities’ ability to provide independent advice to the Special Committee and the Special Committee’s confidence in the capabilities of the members of the BofA Securities team. The Special Committee and BofA Securities executed a formal engagement letter on December 13, 2019. Also at this meeting, the Special Committee and other attendees discussed the questions to ask NAVER, SoftBank and ZHD at the interviews to be held by the Special Committee on December 5, 2019, as well as LINE’s negotiation positions and strategy, and the contemplated timeline leading up to the targeted execution of the Business Integration Agreement. Later that same day, representatives of LINE’s and ZHD’s deal teams, as well as their respective Japanese legal advisors, had a meeting to discuss antitrust and other Japanese legal aspects of the proposed Business Integration.

On December 3, 2019, the Special Committee met, with all Special Committee members, the Special Committee’s financial and legal advisors, one of LINE’s corporate auditors, Mr. Hwang and representatives of LINE’s deal team attending. The Special Committee and the other attendees discussed BofA Securities’ engagement letter, items related to negotiations with NAVER and SoftBank, and the list of questions that the Special Committee planned to ask NAVER, SoftBank and ZHD at the interviews to be held by the Special Committee on December 5, 2019. Based on conversations between the attendees (other than BofA Securities, which, in light of its recent engagement, had not yet provided its preliminary financial perspectives), the Special Committee believed that it would likely ask that the offer price be increased in any case given the Special Committee’s responsibility to advocate for minority shareholders.

On December 5, 2019, the Special Committee met, with all Special Committee members in attendance, together with the Special Committee’s financial and legal advisors, Mr. Hwang, representatives of LINE’s deal team and its financial and legal advisors, in order to hold interviews with representatives of ZHD, NAVER and SoftBank. The Chief Executive Officer of ZHD, Chief Financial Officers of ZHD, NAVER and SoftBank, representatives of NAVER’s and SoftBank’s deal teams and financial advisors of ZHD, NAVER and SoftBank also attended portions of the Special Committee’s meeting. The Special Committee first met with the Chief Financial Officers and representatives of NAVER and SoftBank together, as well as their respective financial advisors, followed by SoftBank only, then NAVER only and lastly with ZHD only. During these meetings, the Special Committee asked for information regarding, among other matters, the reasons for proposing the tender offer price of JPY 5,200 per Common Share and per ADS, whether a majority-of-the-minority condition could be established, alternatives to the proposed Business Integration, proposed deal synergies and NAVER’s and SoftBank’s plans for LINE subsequent to a successful tender offer.

Later that day, the Chief Financial Officers of LINE, NAVER and SoftBank, as well as representatives of their respective deal teams, had a meeting at which Mr. Hwang requested an increase in the proposed tender offer price.

On December 6, 2019, the Special Committee met, with all Special Committee members, the Special Committee’s financial and legal advisors, one of LINE’s corporate auditors, Mr. Hwang and representatives of LINE’s deal team attending. The Special Committee and other attendees discussed, among other matters, the status of negotiations with NAVER and SoftBank and the Special Committee’s consideration of the aspects that the LINE Board requested it to consider. Also at this meeting, BofA Securities, at the Special Committee’s request, presented and discussed with the Special Committee an analysis of public M&A premium levels in Japan and the U.S. The Special Committee requested continued assistance from its advisors with respect to upcoming negotiations on an increase in the proposed tender offer price for Common Shares and ADSs.

On December 7, 2019, the second draft of the Business Integration Agreement and related agreements were circulated among the parties. Each party and its advisors reviewed and continued to negotiate the terms and conditions of such agreements.

On December 9, 2019, the Chief Financial Officers of NAVER and SoftBank agreed to maintain the proposed tender offer price at JPY 5,200 per Common Share and per ADS.

On December 10, 2019, a telephone conference was held among the Chief Financial Officers of LINE, NAVER and SoftBank, as well as representatives of their respective deal teams. The Chief Financial Officers of NAVER and SoftBank informed Mr. Hwang that they did not intend to raise the proposed tender offer price for Common Shares and ADSs above JPY 5,200 per Common Share and per ADS, as they deemed it to be a fair price.

On December 11, 2019, the Special Committee met, with all Special Committee members, the Special Committee’s financial and legal advisors, LINE’s corporate auditors and representatives of LINE’s deal team attending. At the request of the Special Committee, BofA Securities presented and discussed with the Special Committee financial matters relating to the proposed offer, including its preliminary financial analyses, and the Special Committee asked BofA Securities questions regarding such presentation. After discussion, and taking into account, among other things, BofA Securities’ preliminary financial analyses, the Special Committee concluded that there was room for improvement in the proposed tender offer price and determined to again request an increase in the proposed tender offer price. Later that day, in a telephone conference among the financial advisors to LINE, NAVER and SoftBank, J.P. Morgan conveyed LINE’s request that the proposed tender offer price for the Common Shares and ADSs be increased.

On December 12, 2019, representatives of the Business Integration Parties’ deal teams and their respective financial and Japanese legal advisors, as well as Shearman & Sterling, attended a meeting at which the attendees discussed open items relating to the Business Integration.

Later that day, Mr. Hatoyama, Mr. Hwang and representatives of NAVER’s and SoftBank’s deal teams held a meeting at which Mr. Hatoyama conveyed that the Special Committee had considered, among other things, the preliminary financial analyses of its own financial advisor, and believed that there was room for improvement in the proposed tender offer price, and that LINE was requesting that NAVER and SoftBank increase the proposed tender offer price for the Common Shares and ADSs.

On December 13, 2019, the Chief Financial Officers of NAVER and SoftBank met to discuss whether to raise the proposed tender offer price.

On December 14, 2019, the Special Committee met, with all Special Committee members, the Special Committee’s financial and legal advisors, LINE’s corporate auditors and representatives of LINE’s deal team attending. At the meeting, the Special Committee and other attendees discussed the strategy and timeline for future negotiations.

On December 16, 2019, the Chief Financial Officers of the Business Integration Parties, as well as representatives of their respective deal teams, had a meeting to discuss outstanding matters regarding the Business Integration Agreement and the timeline to finalize the Business Integration Agreement and related agreements.

On December 17, 2019, the Special Committee met, with all Special Committee members, the Special Committee’s financial and legal advisors, LINE’s corporate auditors, representatives of LINE’s deal team and LINE’s financial and legal advisors attending. Representatives of LINE’s deal team and AMT provided the Special Committee with an update on the progress of the negotiation of the proposed Business Integration and the contemplated timeline for the proposed Business Integration in the event the parties reached agreement on the terms of the proposed Business Integration. Representatives of LINE’s deal team and its advisors explained, and the attendees discussed, among other things, the anticipated structure of the proposed Business Integration and a summary of the material terms and conditions in the current draft of the Business Integration Agreement, including the conditions precedent, an indemnification agreement between LINE and the members of the Special Committee, governance of the potential combined company, appointments to the product committee and the Chief Product Officer of the potential integrated company, potential mid- and long-term business investments, the proposed stock option incentive policy and the treatment of LINE’s ADSs in connection with the proposed transaction.

On the same day, the Chief Financial Officers of NAVER and SoftBank discussed and agreed to increase the proposed tender offer price to JPY 5,320 per Common Share and per ADS.

Also on the same day, the third draft of the Business Integration Agreement was circulated among the parties. Each party and its advisors reviewed and continued to negotiate the terms and conditions of the Business Integration Agreement. Over the next few days until the signing of the Business Integration Agreement, the parties and their respective advisors continued to review, revise and circulate drafts of the Business Integration Agreement.

On December 18, 2019, NAVER and SoftBank proposed a revised tender offer price of JPY 5,320 per Common Share and per ADS to LINE.

On December 19, 2019, the Special Committee met, with all the Special Committee members in attendance, together with the Special Committee’s financial and legal advisors, LINE’s corporate auditors, representatives of LINE’s deal team and LINE’s legal advisors. The Special Committee, LINE’s deal team, and other attendees evaluated the increased proposed tender offer price. Following those discussions, the Special Committee and LINE’s deal team decided to request that NAVER and SoftBank further increase the proposed tender offer price. Subsequently, the Special Committee and other attendees discussed a draft of the Special Committee’s findings regarding the matters the LINE Board asked the Special Committee to consider.

Following the Special Committee meeting, a telephone conference was held among Mr. Hatoyama and the Chief Financial Officers of LINE, NAVER and SoftBank, as well as representatives of their respective deal teams. Mr. Hatoyama conveyed LINE’s request for a further increase in the proposed tender offer price for Common Shares and ADSs.

On the same day, each party and its respective advisors reviewed and generally agreed on terms and conditions of the Business Integration Agreement.

On December 20, 2019, the Chief Financial Officers of NAVER and SoftBank agreed to increase the proposed tender offer price to JPY 5,380 per Common Share and per ADS, and later sent an email to Mr. Hwang with the increased proposed tender offer price, indicating that such price was their best and final offer.

On December 22, 2019, Deutsche Bank provided the board of directors of NAVER with a financial presentation. See “Special Factors—Section 8. Financial Analyses of Deutsche Bank” in the U.S. Offer to Purchase.

Also on December 22, 2019, the Special Committee met, with all Special Committee members, the Special Committee’s financial and legal advisors, LINE’s corporate auditors, representatives of LINE’s deal team and its legal advisors attending. The Special Committee and other attendees discussed the further increased proposed tender offer price and, based on these discussions, the Special Committee concluded that it could be considered reasonable for LINE to express support for the proposed tender offer and recommend that LINE’s shareholders tender their Common Shares and ADSs in such tender offer.

In the morning of December 23, 2019, a LINE Board meeting was held that was attended by the LINE Board, representatives of LINE’s deal team and its financial and legal advisors. LINE’s advisors provided the LINE

Board with an explanation of the Business Integration Agreement and related agreements, the draft press releases announcing entry into such agreements, a draft of the findings of the Special Committee that it was expected to deliver to the LINE Board later that morning and the fairness opinion prepared by J.P. Morgan. The LINE Board discussed and examined whether the proposed tender offer would serve to improve the corporate value of LINE and whether the terms of the proposed tender offer were appropriate while giving full respect to the content of the Special Committee’s judgment in its draft findings.

Following the LINE Board meeting, the Special Committee met, with all Special Committee members, the Special Committee’s financial and legal advisors, LINE’s corporate auditors and representatives of LINE’s deal team attending. At this meeting, at the request of the Special Committee, BofA Securities reviewed with the Special Committee its financial analysis of the consideration to be received in the Offers by holders of Common Shares and ADSs (other than the NAVER Parties and their respective affiliates) and delivered to the Special Committee an oral opinion, which was confirmed by delivery of a written opinion dated December 23, 2019, to the effect that, as of the date and based on and subject to various assumptions and limitations described in its opinion, the consideration to be received in the Offers by holders of Common Shares and ADSs (other than the NAVER Parties and their respective affiliates) was fair, from a financial point of view, to such holders. Also at this meeting, the Special Committee reviewed the final draft of the Special Committee’s findings to the LINE Board and unanimously approved its delivery to the LINE Board. The Special Committee submitted its findings, based on the information considered, among other things, that (i) the Business Integration, including the Offers, can be seen as contributing to an increase in LINE’s corporate value and its purpose can be seen as reasonable, (ii) the procedures for carrying out the Business Integration, including the Offers, can be seen as having secured fairness, (iii) the terms of the Offers and the Delisting Procedures (excluding the prices of the Options and Convertible Bonds in the Offers) can be seen as having secured appropriateness, (iv) taking (i) through (iii) together, the expression of support for, or a board resolution in favor of, the Business Integration (including the Delisting Procedures) can be considered as not adverse to the interests of LINE’s minority shareholders and (v) it can be considered reasonable for the LINE Board to express support for the Offers and recommend that LINE’s shareholders tender their Common Shares or ADSs in the Offers.

Also in the morning of December 23, 2019, the respective boards of directors of NAVER and SoftBank each held a meeting to approve entering into the Transaction Documents.

Later that day, the LINE Board, having taken into account the Special Committee’s findings, J.P. Morgan’s fairness opinion, explanations received from LINE’s management and the other factors considered, unanimously resolved that the proposed tender offer price of JPY 5,380 per Common Share and per ADS was an appropriate price that was fair to LINE’s minority shareholders, and further resolved to enter into the Business Integration Agreement and to express support for the Offers when implemented and to recommend that holders of Common Shares and ADSs tender their Common Shares and ADSs in the Offers.

Later on December 23, 2019, the Business Integration Parties executed the Business Integration Agreement and other agreements related to the proposed Business Integration, and NAVER and SoftBank executed the Transaction Agreement. NAVER and SoftBank issued joint press releases announcing the execution of the Transaction Documents for the proposed tender offer, and LINE issued a press release in support of the proposed tender offer. LINE and ZHD separately issued a joint press release announcing the execution of the Business Integration Agreement.

Findings of the Special Committee.

In order to secure the appropriateness of the terms and conditions of the transaction and the fairness of procedures from the standpoint of improving the corporate value of LINE and the benefit of its minority shareholders in the Business Integration, LINE established the Special Committee on October 15, 2019. The members of the Special Committee, namely Mr. Rehito Hatoyama (Chair of the Special Committee), Mr. Tadashi Kunihiro and Mr. Koji Kotaka, are all outside directors of LINE with no material conflicts of interest vis-a-vis the Purchasers, NAVER, ZHD or LINE in the sense of having an interest in the Business

Integration that was different from, or in addition to, the interest of the minority shareholders of LINE, and who are deemed by LINE to have the experience and qualifications necessary to consider the Business Integration.

Special Committee Findings on December 23, 2019

The Special Committee, with the advice and assistance of its own legal and financial advisors, evaluated the Business Integration, the terms and conditions of the Business Integration Agreement and the transactions contemplated thereby, including the Offers and the Business Integration. Over the course of approximately two months, the Special Committee held 18 meetings and was made aware of the status of, and on three occasions directly expressed its views to representatives of NAVER and SoftBank during, negotiations with the Purchasers. After careful consideration and consultation with its legal and financial advisors, the Special Committee submitted its findings as of December 23, 2019 (the “December 2019 Findings”) to the LINE Board regarding the matters that the LINE Board had requested the Special Committee address and unanimously concluded that it can be considered reasonable for the LINE Board to express support for the Offers and recommend that LINE’s shareholders and ADS holders tender their Common Shares and ADSs in the Offers.

The Special Committee considered a number of factors that are discussed below relating to the appropriateness of the terms and conditions of the Business Integration, as well as procedural safeguards that it believes were and are present to secure the fairness of the Business Integration, including the Offers, to the minority shareholders of LINE. The Special Committee believes the following factors support its determinations (not necessarily in order of relative importance):

•	the fact that the entire consideration will be payable in cash, which enables LINE’s shareholders to avoid the risk of a decrease in the share price compared to consideration in the form of shares;

•

the fact that the Special Committee consists of three outside directors with no material conflicts of interest via-a-vis the Purchasers, NAVER, ZHD or LINE in the sense of having an interest in the Business Integration that was different from, or in addition to, the interest of the minority shareholders, and who are deemed by LINE to have the experience and qualifications necessary to consider the Business Integration;

•

the fact that fees payable to members of the Special Committee, in their capacities as Special Committee members and separate from their ordinary compensation as directors, were paid as a fixed fee, and were payable regardless of the content of the Special Committee’s findings;

•	the fact that the Special Committee asked about the availability of alternatives to the Business Integration;

•	the fact that the LINE Board resolved not to approve the Business Integration without a prior favorable finding from the Special Committee;

•

the fact that the Special Committee was consulted and provided input regarding, and from time to time participated in, negotiations with the Purchasers as to the offer price and other terms of the Business Integration and the Business Integration Agreement;

•	the fact that the Special Committee was advised by its own legal and financial advisors; and

•

the opinion of BofA Securities, dated December 23, 2019, to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Common Shares and ADSs (other than the NAVER Parties and their respective affiliates) of the consideration to be received by such holders in the Offers.

The Special Committee also considered a variety of potentially negative factors in its deliberations concerning the Business Integration Agreement and the Business Integration, including, but not limited to, the following (not necessarily in order of relative importance):

•

uncertainty relating to the Offers and the Business Integration being completed in a timely manner or at all due to, for example, the possibility of requisite consents to the Offers or the Business Integration not being obtained, or other conditions for the Offers or the Business Integration not being satisfied or waived, in a timely manner or at all;

•

the impact that such inability to consummate the Offers or the Business Integration in a timely manner or at all, if it occurred, may have on LINE’s business, such as its personnel and its various business relationships;

•	the risk that a regulatory approval that may be required for the Offers or the Business Integration may be subject to conditions that are not anticipated;

•

the possibility that, prior to the completion of the Business Integration, ZHD’s and LINE’s businesses and their relationships with personnel, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	the possibility of shareholder litigation in connection with the Offers or the Business Integration that could potentially result in significant costs of defense, indemnification and liability;

•

the restrictions imposed by the Business Integration Agreement on the conduct of LINE’s business, which will remain in place until a time subsequent to the completion of the Share Consolidation, and the possibility that such restrictions may delay or prevent LINE from pursuing business strategies or opportunities that may arise pending consummation of the Business Integration;

•

the fact that following the completion of the Business Integration, the minority shareholders would not be able to participate in the future growth or earnings of LINE or benefit from any increase in the value of LINE given that the consideration offered for their Common Shares or ADSs is cash;

•	the fact that an all-cash transaction would be taxable to LINE’s shareholders;

•	the fact that there is no majority-of-the-minority tender condition; and

•	the fact that LINE’s directors may have interests in the transaction that are different from, or in addition to, those of the minority shareholders.

The Special Committee concluded that the potential benefits of the Business Integration outweighed the risks and potentially negative factors relevant to the Business Integration.

In light of this, as well as the facts and circumstances and information considered as of December 23, 2019, the Special Committee submitted the December 2019 Findings to the LINE Board. The conclusions reached by the Special Committee in the December 2019 Findings were that:

(i)	the Business Integration, including the Offers, can be seen as contributing to an increase in LINE’s corporate value and their purpose can be seen as reasonable;

(ii)	the procedures for carrying out the Business Integration, including the Offers, can be seen as having secured fairness;

(iii)	the terms of the Offers and the Delisting Procedures (excluding the prices of the Options and Convertible Bonds in the Offers) can be seen as having secured appropriateness;

(iv)

taking (i) through (iii) together, an expression of support for, or a board resolution in favor of, the Business Integration (including the Delisting Procedures) can be considered not to be adverse to the interests of minority shareholders; and

(v)	it can be considered reasonable for the LINE Board to express support for the Offers, and recommend that holders of Common Shares and ADSs tender their Common Shares and ADSs in the Offers.

Explanatory Note

The foregoing discussion in “—Special Committee Findings on December 23, 2019” of the information and factors considered by the Special Committee is not intended to be exhaustive but includes the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the Business Integration, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations. In addition, individual directors may have given different weights to different factors. The Special Committee did not undertake to make any specific determination as to whether any factor or any particular aspect of any factor supported or did not support its ultimate findings. The Special Committee based its findings on the totality of the information presented. The terms used by the Special Committee in its deliberations and in the December 2019 Findings have the meanings given to such terms under Japanese laws and regulations, including the Japan Companies Act, which directly apply to the Company as a Japanese corporation (kabushiki kaisha) in Japan. Although these same or similar terms may be used in the United States, the meanings of these terms and the usage of these terms herein may be different from and should not be confused with the meanings of these terms and their usage in the United States.

The foregoing discussion of the information and factors considered by the Special Committee is forward-looking in nature. This information should be read in light of the factors set forth in “Item 8—Additional Information—Cautionary Statement Concerning Forward-Looking Statements” in this Schedule 14D-9.

Recommendation of the LINE Board.

The LINE Board consists of the three members of the Special Committee, as well as Mr. Takeshi Idezawa, Mr. Jun Masuda, Mr. Jungho Shin, Mr. In Joon Hwang and Mr. Hae Jin Lee. On December 23, 2019, taking into consideration the December 2019 Findings and the factors described below (not necessarily in order of relative importance), the LINE Board determined that the tender offer price of JPY 5,380 per Common Share is an appropriate price that ensures the benefit that should be received by LINE’s minority shareholders, determined that LINE’s minority shareholders are being provided with a reasonable opportunity to sell their Common Shares at an appropriate premium and unanimously approved and declared advisable entering into the Business Integration Agreement. It also stated its view that, as of such date, in the event the Offers are commenced, it will express support for the Offers and recommend that holders of Common Shares and ADSs tender their Common Shares and ADSs in the Offers.

(i)

The tender offer price for the Common Shares and ADSs was agreed to after thorough, repeated negotiations with NAVER and SoftBank, with input from the Special Committee, and subject to sufficient measures to ensure the fairness of the terms pertaining to the Delisting Procedures, including the tender offer price for the Common Shares and ADSs.

(ii)

The tender offer price for the Common Shares exceeded the share prices indicated by the market share price analysis, and was within the range of equity values indicated by the discounted cash flow analysis, conducted by J.P. Morgan. Further, J.P. Morgan’s opinion, rendered to the LINE Board on December 23, 2019, stated that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to holders of the Common Shares (other than the NAVER Parties and SoftBank) in the proposed Offers was fair, from a financial point of view, to such holders. See “—Financial Analyses and Opinion of J.P. Morgan.”

(iii)

The tender offer price for the Common Shares represented a premium of 17.34% relative to the JPY 4,585 closing price for the Common Shares on the First Section of the TSE on November 13, 2019—which the LINE Board regarded as the last date that the stock price of the Common Shares was not influenced by speculative media reports about the Business Integration—a premium of 31.69% over the simple average closing price of JPY 4,085 for the month prior to November 13, 2019, a 36.75% premium over the simple average closing price of JPY 3,934 for the three months prior to November 13, 2019, and a 50.68% premium over the simple average closing price of JPY 3,570 for the six months prior to November 13, 2019.

The LINE Board recommends unanimously that you tender your Common Shares and ADSs pursuant to the Offers.

Intent to Tender in the Offers.

To LINE’s knowledge, after making reasonable inquiry, (i) each of LINE’s directors and executive officers, to the extent such person holds Common Shares or ADSs, currently intends to tender into the Offers the Common

Shares or ADSs held of record or beneficially owned by such person for the reasons set forth in “—Findings of the Special Committee” and “—Recommendation of the LINE Board,” and (ii) none of LINE’s directors or executive officers, to the extent such person holds Options, currently intend to tender into the Japan Offer any Options, in light of the nominal offer price for the Options. No affiliates of LINE, other than NAVER, or subsidiaries of LINE hold Common Shares or ADSs.

Certain LINE Forecasts.

LINE historically has not made public projections of revenues, earnings or other prospective financial results given, among other reasons, the uncertainties in the businesses in which LINE operates. In the course of evaluating a potential transaction with NAVER, SoftBank and ZHD, however, LINE’s management prepared certain prospective financial information that was provided to the LINE Board and provided to and, at the direction of the LINE Board, discussed with J.P. Morgan, financial advisor to LINE, as well as the Special Committee and, at the direction of the Special Committee, BofA Securities, financial advisor to the Special Committee.

Set forth below is a summary of the prospective financial information that was provided to the LINE Board, the Special Committee, J.P. Morgan and BofA Securities in connection with their consideration of the Offers prior to the execution of the Business Integration Agreement on December 23, 2019. Such summary prospective financial information is included in this Schedule 14D-9 because this information was made available to the LINE Board, the Special Committee, J.P. Morgan and BofA Securities, and not to influence the decisions of U.S. Holders of Common Shares or holders of ADSs as to whether to tender their Common Shares or ADSs in the U.S. Offer. The prospective financial information provided was not prepared with a view toward public disclosure, and the summary disclosure of such information in this Schedule 14D-9 should not be regarded as an indication that LINE or any recipient of the prospective financial information considered, or now considers, it to be necessarily predictive of actual future results. No representation is made by LINE, the Special Committee, the Purchasers, NAVER nor any of their respective affiliates, directors, officers, advisors or other representatives, or any other person, to any holder of Common Shares or ADSs regarding the ultimate performance of LINE compared to the information included in the prospective financial information. LINE makes and has made no representation to the Purchasers or NAVER, in the Business Integration Agreement or otherwise, concerning any prospective financial information.

The prospective financial information was not prepared with a view toward complying with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), SEC guidelines regarding projections or the guidelines established by the IASB, the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board for preparation and presentation of prospective financial information. Neither LINE’s independent registered public accounting firm, nor any other independent accountants, compiled, examined or performed any procedures with respect to the summary prospective financial information set forth below, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Certain of the summary projected financial information set forth below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with generally accepted accounting principles, and non-GAAP financial measures as used by LINE may not be comparable to similarly titled amounts used by other companies. The summary prospective financial information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding LINE in its public filings with the SEC.

The prospective financial information prepared by LINE management was based on a number of variables, assumptions and estimates made by LINE management at the time it was prepared with respect to LINE’s businesses, including the anticipated effects of the estimated future performance of LINE’s business, as well as general business, economic, regulatory, market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond the control of LINE. The prospective financial information was provided to the LINE Board, the Special Committee, J.P. Morgan and BofA Securities in connection with their consideration of the Offers based on LINE’s belief that the assumptions its management used in formulating its prospective financial information were reasonable at the time the prospective financial information was prepared and at the time such information was provided to the LINE Board, the Special Committee, J.P. Morgan and BofA Securities in connection with their consideration of the Offers prior to the execution of the Business Integration Agreement, taking into account the relevant information available to LINE management at the time. The prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in the prospective financial information, including, but not limited to, the risk and uncertainties described in LINE’s public filings with the SEC. See also the section captioned “Forward-Looking Statements” in the U.S. Offer to Purchase and “Item 8—Additional Information—Cautionary Statement Concerning Forward-Looking Statements” in this Schedule 14D-9.

The prospective financial information presented below was based on LINE’s continued operation as a stand-alone company and does not take into account the Offers or the Transactions, including the potential synergies that may be achieved by the combined company as a result of the Offers and the Transactions, the expenses incurred in connection with negotiating and completing the Offers and the Transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the Business Integration Agreement having been executed, or the effect of any business or strategic decision or action that would likely have been taken if the Business Integration Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Offers and the Transactions.

There can be no assurance that the results projected in the prospective financial information will be realized or that actual results will not materially vary from those projected. The prospective financial information does not reflect any revised prospects for LINE’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur after the date the prospective financial information was prepared, including but not limited to the effects of the outbreak of COVID-19. The prospective financial information also covers multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. Economic and business environments can and do change quickly, which adds additional uncertainty as to whether the results portrayed in the prospective financial information can or will be achieved. The prospective financial information also will be affected by the ability of LINE to achieve its strategic goals, objectives and targets over the applicable periods. Additionally, the prospective financial information does not take into account the effect of a failure of the Offers and/or the Transactions to occur. Furthermore, some or all of the assumptions that have been made regarding, among other things, the timing of certain occurrences or impacts may have changed since the date the prospective financial information was prepared and the date such information was provided to the LINE Board, the Special Committee, J.P. Morgan and BofA Securities in connection with their consideration of the Offers.

In light of the foregoing factors, readers of this Schedule 14D-9 should not place undue, if any, reliance on the summary prospective financial information set forth below, including as part of any decision to tender or withhold from tendering Common Shares or ADSs in the U.S. Offer.

Except as may be required by law, LINE disclaims any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, even if any or all of the assumptions underlying such prospective financial information are no longer appropriate.

Summary Prospective Financial Information.

The following table presents summary selected prospective financial information for LINE prepared by LINE management for the following fiscal years in connection with their consideration of the Offers prior to the execution of the Business Integration Agreement on December 23, 2019.

	For the fiscal year ending December 31,
	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
	(in millions of Japanese yen)
Revenues
Core segment	194,799	212,229	230,434	246,606	258,994	267,706	275,713	282,932	289,285	294,703	299,123
Strategic segment	32,555	45,370	83,770	126,207	170,679	199,479	227,006	251,351	270,578	282,957	287,201
Profit from operating activities
Core segment	34,034	45,403	56,939	65,394	72,321	75,821	79,491	81,941	84,157	86,117	87,798
Strategic segment	(69,455)	(61,684)	(46,780)	(25,994)	852	15,310	25,440	35,281	45,635	55,730	64,692
Non-cash employee stock-based compensation expenses(1)
Core segment	(729)	(3,734)	(3,909)	(4,489)	(3,888)	(2,563)	—	—	—	—	—
Strategic segment	(122)	(798)	(1,421)	(2,297)	(2,562)	(1,910)	—	—	—	—	—
Depreciation and amortization expenses
Core segment	(4,051)	(8,253)	(9,047)	(9,723)	(10,227)	(10,832)	(9,753)	(9,640)	(9,480)	(9,274)	(9,024)
Strategic segment	(2,172)	(4,551)	(6,205)	(7,005)	(7,676)	(8,297)	(7,402)	(7,702)	(7,760)	(7,559)	(7,108)
Tax expense
Core segment	(10,421)	(13,903)	(17,435)	(20,024)	(22,145)	(23,216)	(24,340)	(25,090)	(25,769)	(26,369)	(26,884)
Strategic segment	—	—	—	—	(261)	(4,688)	(7,790)	(10,803)	(13,974)	(17,064)	(19,809)
Capital expenditure
Core segment	—	(10,000)	(12,000)	(12,000)	(10,800)	(9,000)	(8,402)	(8,622)	(8,815)	(8,980)	(9,115)
Strategic segment	—	(10,000)	(8,000)	(8,000)	(7,200)	(6,000)	(5,675)	(6,284)	(6,764)	(7,074)	(7,180)
Change in net working capital(2)
Core segment	—	(722)	(151)	181	127	346	255	172	101	43	—
Strategic segment	—	897	(4,178)	(4,438)	(6,544)	(3,403)	(2,602)	(1,726)	(909)	(293)	—

(1)	For the purposes of these projections, such expenses were allocated between segments proportionate to the projected revenues for the segments.
(2)

Net working capital reflects the sum of accounts receivable, inventory and other current assets, minus the sum of accounts payable and other current liabilities. Change in net working capital reflects the changes in net working capital from one fiscal year end (i.e., December 31) to the next, and is a non-GAAP financial measure and should not be considered as an alternative to financial measures prepared in accordance with IFRS as issued by the IASB as a measure of operating performance or as a measure of liquidity.

Financial Analyses and Opinion of J.P. Morgan.

Pursuant to an engagement letter between LINE and J.P. Morgan, LINE retained J.P. Morgan as its financial advisor in connection with the proposed Offers and the Business Integration and to deliver a fairness opinion in connection with the proposed Offers.

At the meeting of the LINE Board on December 23, 2019, J.P. Morgan rendered its opinion to the LINE Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to LINE’s common shareholders in the proposed Offers was fair, from a financial point of view, to such shareholders.

The full text of the opinion of J.P. Morgan dated December 23, 2019, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion. LINE’s shareholders are urged to read the opinion in its entirety.

J.P. Morgan’s written opinion was addressed to the LINE Board (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed Offers, was directed only to the consideration to be paid in the proposed Offers and did not address any other aspect of the proposed Offers. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any other class of securities, creditors or other constituencies of LINE or as to the underlying decision by LINE to engage in the proposed Offers. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth herein is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any shareholder of LINE as to whether such shareholder should tender its shares into the Offers or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a final draft dated December 23, 2019 of the Business Integration Agreement (“Definitive Agreement Final Draft”);

•	reviewed certain publicly available business and financial information concerning LINE and the industries in which it operates;

•

compared the proposed financial terms of the Offers with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of LINE with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Common Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of LINE relating to its business; and

•	performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, J.P. Morgan held discussions with certain members of the management of LINE with respect to certain aspects of the Offers and the Share Consolidation, and the past and current business operations of LINE, the financial condition and future prospects and operations of LINE, and certain other matters J.P. Morgan believed necessary or appropriate to J.P. Morgan’s inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by LINE or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with LINE, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of LINE, NAVER or the Purchasers under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of LINE to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Offers, the Share Consolidation and the other transactions contemplated by the Definitive Agreement Final Draft (including any other subsequent transactions contemplated in the Definitive Agreement Final Draft) will be consummated as described in the Definitive Agreement Final Draft, that the Japan Offer and the U.S. Offer shall be consummated on the substantively same terms and conditions in all material aspects and that there are no other agreements, tender offer circular or any other transaction documents that are used to effectuate the Offers and the Share Consolidation other than those included in the Definitive Agreement Final Draft and the definitive agreement, the tender offer circular or any other transaction documents executed and/or used for effectuating the Offers and the Share Consolidation will not differ in any material respects from the Definitive Agreement Final Draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by LINE, NAVER and the other parties in the Definitive Agreement Final Draft are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to LINE with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Offers and the Share Consolidation will be obtained without any adverse effect on the Purchasers and LINE or on the contemplated benefits of the Offers and the Share Consolidation. J.P. Morgan does not offer any view and J.P. Morgan’s opinion does not assure as to whether a court or any other governmental body would conclude that the consideration is a fair price in a judicial or administrative procedure such as, among others, the price evaluation process pursuant to Article 179-8 of the Japan Companies Act or the share appraisal process pursuant to Article 182-4 of the Japan Companies Act or any other similar procedure in any jurisdiction, for purposes of the relevant procedure and it is possible that a court or any other governmental body would determine a price that is different from the consideration be a fair price partly or solely due to legal, accounting, tax or any reasons other than financial considerations for purposes of the relevant procedure.

The projections furnished to J.P. Morgan were prepared by the management of LINE. LINE does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the proposed Offers, and such projections were not prepared with a view toward public disclosure. These projections were based on certain variables and assumptions that are inherently uncertain and may be beyond the control of LINE’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to “Item 8—Additional Information—Cautionary Statement Concerning Forward-Looking Statements” in this Schedule 14D-9.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Common Shares in the proposed Offers and J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Offers and the Share Consolidation to the holders of any other class of securities (including the consideration to be paid to the holders of the other LINE Target Securities), creditors or other constituencies of LINE or as to the underlying decision by LINE to engage in the Offers, the Share Consolidation or the subsequent transactions (including issuance of its opinion with respect to the Offers). J.P. Morgan expressed no opinion as to whether the consideration was fair for the subsequent transactions or shall be used as or shall be the basis of any consideration payable in the subsequent transactions. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Offers and the Share Consolidation or the subsequent transactions, or any class of such persons relative to the consideration to be paid to the holders of Common Shares in the Offers, the Share Consolidation or the subsequent transactions or with respect to the fairness of any such compensation. J.P. Morgan’s opinion is limited to the consideration payable in Japanese yen and is not made to the U.S. dollar amount to be paid to the holders of Common Shares by applying the applicable exchange rate.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the LINE Board on December 23, 2019 and contained in the presentation delivered to the LINE Board on such date in connection with the rendering of such opinion and the following does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of

J.P. Morgan’s analyses. For additional information regarding such analyses, see “Opinion of J.P. Morgan to the LINE Board” attached as Annex A to this Schedule 14D-9.

Market Share Price Analysis. J.P. Morgan reviewed the price performance of the Common Shares during various periods. J.P. Morgan also noted that the per share consideration of JPY 5,380 in cash to be paid to the holders of Common Shares in the Offers constitutes:

•	a premium of 17.34% over the JPY 4,585 closing price per share on November 13, 2019, which is regarded as not being influenced by speculative reports about the Business Integration by the media;

•	a premium of 31.69% over the simple average closing price per share of JPY 4,085 for the one month prior to November 13, 2019; and

•	a premium of 36.75% over the simple average closing price per share of JPY 3,934 for the three months prior to November 13, 2019; and

•	a premium of 50.68% over the simple average closing price per share of JPY 3,570 for the six months prior to November 13, 2019.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Common Shares based on the business plan and financial projections of LINE for the fiscal year ending December 31, 2019 through the fiscal year ending December 31, 2029, (J.P. Morgan received financial projections from the Company for the full fiscal year ending December 31, 2019, but conducted the discounted cash flow analysis based on the second half of the year ending December 31, 2019 through December 31, 2029), earnings projections and investment plans as set forth in the business plans of LINE, the results of due diligence on and interviews with LINE, and other publicly available information and factors approved by LINE to be used by J.P. Morgan. In calculating the fully diluted equity value per share for Common Shares, a range of discount rates of either 6.0%~7.0% or 10.5%~12.5% (selected by J.P. Morgan based on considerations that J.P. Morgan deemed relevant in its professional judgment and experience, and J.P. Morgan’s analysis of the weighted average cost of capital for the Company derived using the capital asset pricing model) depending on the business segment of LINE were applied to the free cash flows projected to be produced by each business segment of LINE for the periods after the fiscal year ending December 2021, while a range of perpetuity growth rates of 1.0%~2.0% (selected by J.P. Morgan based on considerations that J.P. Morgan deemed relevant in its professional judgment and experience, and a combination of macro-economic factors such as inflation rates) were used to calculate the perpetuity growth value. Based on the foregoing, the discounted cash flow analysis indicated a range of equity values of between approximately JPY 4,371 and JPY 6,414 per Common Share.

Miscellaneous. The foregoing summary of the fairness opinion and certain material financial analyses does not purport to be a complete description of the analyses or data referenced or presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of such analyses as a whole, could create an incomplete view of J.P. Morgan’s analyses and the processes underlying such analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of LINE. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan considered each analysis and factor in a comprehensive and holistic manner, did not attribute any particular weight to any analyses or factors considered by it and did not form a view as to whether or how any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support J.P. Morgan’s fairness opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise LINE with respect to the proposed Offers and the Business Integration and to deliver a fairness opinion in connection with the proposed Offers, on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with LINE and the industries in which it operates.

For services rendered in connection with the proposed Offers, the Share Consolidation and the Business Integration, and the delivery of its opinion, LINE has agreed to pay J.P. Morgan a transaction fee of U.S. $8 million which shall be payable upon the closing of the Transactions. In addition, LINE has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s fairness opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with LINE and SoftBank, for which J.P. Morgan and its affiliates have received customary compensation. Such services by J.P. Morgan and/or its affiliates during such period have included J.P. Morgan and/or its affiliates’ acting as a joint active bookrunner for LINE’s offering of Convertible Bonds in September 2018, as a lead arranger and lender for SoftBank’s loan agreement in August 2018, and as a joint global coordinator for SoftBank’s global initial public offering in December 2018. During the two year period preceding delivery of its opinion ending on December 23, 2019, the aggregate fees received by J.P. Morgan from LINE and SoftBank were U.S. $4 million and U.S. $8 million, respectively. In addition, J.P. Morgan and its affiliates own less than 1% of the outstanding common shares of LINE, ZHD, NAVER and SoftBank in their own accounts. In the ordinary course of businesses of J.P. Morgan and its affiliates, they may actively trade the debt and equity securities of LINE, ZHD, NAVER or SoftBank for their own accounts or for the accounts of customers and, accordingly, J.P. Morgan and its affiliates may at any time hold long or short positions in such securities.

Financial Analyses and Opinion of BofA Securities.

The Special Committee retained BofA Securities to act as the Special Committee’s financial advisor in connection with the Business Integration. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Special Committee selected BofA Securities to act as the Special Committee’s financial advisor in connection with the Business Integration, comprehensively considering, among other factors, the firm’s experience in evaluating companies in the communications and internet media sectors, its experience in advising special committees, its reputation in the investment community and, based on the information provided, its ability to provide independent advice to the Special Committee in connection with the Business Integration.

On December 23, 2019, BofA Securities rendered its opinion to the Special Committee that, as of such date and based on and subject to various assumptions and limitations described in its opinion, the consideration to be received in the Offers by holders of Common Shares and ADSs (other than the NAVER Parties and their respective affiliates) was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the Special Committee, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to the Special Committee for the benefit and use of the Special Committee (in its capacity as such) in connection with and for purposes of its evaluation of the consideration to be received in the Offers by holders of Common Shares and ADSs (other than the NAVER Parties and their respective affiliates) from a financial point of view. BofA Securities’ opinion does not address any other aspect of the Business Integration and no opinion or view was expressed as to the relative merits of the Business Integration in comparison to other strategies or transactions that might be available to LINE or in which LINE might engage or as to the underlying business decision of LINE to proceed with or effect the Business Integration. BofA Securities’ opinion does not address any other aspect of the Business Integration and does not constitute a recommendation to any shareholder as to whether any Common Share or ADS holder should tender their Common Shares or ADSs in the Offers or as to how to vote or act in connection with the Business Integration or any related matter.

In connection with rendering its opinion, BofA Securities, among other things:

(i)	reviewed certain publicly available business and financial information relating to LINE;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of LINE furnished to or discussed with BofA Securities by the management of LINE, including certain financial forecasts relating to LINE prepared by the management of LINE as further described above under “—Certain LINE Forecasts.” (such forecasts, “LINE Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of LINE with members of management of LINE;

(iv)	reviewed the trading history for Common Shares at the First Section of the TSE and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

(v)	compared certain financial and stock market information of LINE with similar information of other companies BofA Securities deemed relevant;

(vi)	compared certain financial terms of the Business Integration to financial terms, to the extent publicly available, of other transactions it deemed relevant;

(vii)	reviewed a draft, dated December 20, 2019, of the Business Integration Agreement (the “Draft Business Integration Agreement”); and

(viii)	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of LINE that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the LINE Forecasts, BofA Securities was advised by LINE, and assumed, at the direction of the Special Committee, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LINE as to the future financial performance of LINE. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LINE, nor did it make any physical inspection of the properties or assets of LINE. BofA Securities did not evaluate the solvency or fair value of LINE under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of the Special Committee, that the Business Integration would be consummated in accordance with their terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Business Integration, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on LINE or the contemplated benefits of the Business Integration. In addition, BofA Securities assumed, at the direction of the Special Committee, that the final executed Business Integration Agreement and related agreements would not differ in any material respect from the Draft Business Integration Agreement and other draft agreements reviewed by it.

BofA Securities expressed no view or opinion as to any terms or other aspects of the Business Integration (other than the consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Business Integration. BofA Securities was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of LINE. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the consideration to be received by holders of Common Shares and ADSs (other than the NAVER Parties and their respective affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the Business Integration by the holders of any class of securities, creditors or other constituencies of any party. No opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Business Integration, or class of such persons, relative to the consideration. In addition, no opinion or view was expressed with respect to the effect of foreign exchange rates in connection with the Offers, and BofA Securities’ opinion was based solely on the consideration as expressed in Japanese yen. Furthermore, no opinion or view was expressed as to the relative merits of the Business Integration in comparison to other strategies or transactions that might be available to LINE or in which LINE might engage or as to the underlying business decision of LINE to proceed with or effect the Business Integration. In addition, BofA Securities expressed no opinion or recommendation as to whether any shareholder should tender their Common Shares and ADSs in the Offers, or as to how any shareholder should vote or act in connection with the Business Integration or any related matter.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Securities does not have any obligation to update, revise, or reaffirm its opinion. Except as described in this summary, the Special Committee imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

The following represents a brief summary of the material financial analyses presented by BofA Securities to the Special Committee in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Material Financial Analyses of LINE.

Market Share Price Analysis. BofA Securities reviewed the price performance of the Common Shares during various periods. BofA Securities used November 13, 2019 as the valuation reference date (the “Reference Date”) because media speculation regarding the Business Integration appeared in the press after the end of the trading day of the TSE on November 13, 2019. The per share value of the Common Shares was valued at a range of JPY 3,570 to JPY 4,585, based on the closing price on the Reference Date (JPY 4,585) and the average closing price of the Common Shares on the First Section of the TSE for one month from the Reference Date, three months from the Reference Date and six months from the Reference Date (JPY 4,085, JPY 3,934 and JPY 3,570, respectively).

Discounted Cash Flow Analysis. The discounted cash flow analysis was conducted based on the LINE Forecasts and business and investment plans made by LINE and other publicly available information and various other factors provided to BofA Securities by LINE (however, as stated, BofA Securities has not independently verified the accuracy of or completeness of these materials and is not obliged to do so). In this analysis, the per share value of the Common Shares was calculated by discounting the free cash flow that each of LINE’s businesses is expected to generate to present value (as of December 31, 2019) at discount rates ranging from either 5.75%-6.75% or 9.50%-10.50%, depending on the business segment of LINE. The discount rate was calculated based on the CAPM (capital asset pricing model) theory that is generally used in the practice of such analysis. A range of perpetuity growth rates of 1.25%~1.75% was used at the direction of LINE to calculate the perpetuity growth value. The ranges of per share value of the Common Shares evaluated in the analysis are as follows:

Range of the Per Share Value of the LINE Common Shares	Consideration

JPY 4,701 – JPY 6,293	JPY 5,380

Other Factors. BofA Securities also noted certain additional factors that were not considered part of BofA Securities’ material financial analyses with respect to its opinion but were referenced for informational purposes, including among other things, the following:

•	BofA Securities reviewed the trading range for the Common Shares for the 52-week period ended November 13, 2019, which was JPY 2,925 to JPY 4,585 per share.

•

BofA Securities reviewed certain publicly available research analyst price targets for the Common Shares available as of November 13, 2019, and noted that the range of such price targets was JPY 1,950 to JPY 5,200 per share.

•

BofA Securities applied selected ranges of fiscal year 2020 and 2021 enterprise value to sales ratios derived from the comparable companies to LINE of 3.50x-5.50x and 3.00x-5.00x, respectively, and applied these multiples to the LINE Forecasts. BofA Securities noted that this analysis indicated approximate implied equity value per share ranges for the Common Shares ranging from JPY 3,784 to JPY 5,887 (based on fiscal year 2020 data) and JPY 3,951 to JPY 6,517 (based on fiscal year 2021 data).

Miscellaneous. As noted above, the discussion set forth above under “—Material Financial Analyses of LINE” is a summary of the material financial analyses presented by BofA Securities to the Special Committee in connection with its opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of LINE and the NAVER Parties. The estimates of the future performance of LINE in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, to the holders of Common Shares and ADSs (other than the NAVER Parties and their respective affiliates) of the consideration to be received by such holders in the Offers, and were provided to the Special Committee in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual value of LINE or NAVER.

The type and amount of consideration payable in the Offers was determined through negotiations between LINE (with input from the Special Committee), on the one hand, and NAVER and SoftBank, on the other hand, rather than by any financial advisor, and was approved by the LINE Board. The decision to recommend the Offers was solely that of the LINE Board, taking into consideration, among other things, the findings of the Special Committee. As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Special Committee in its evaluation of the proposed Offers and should not be viewed as determinative of the views of the Special Committee, the LINE Board or management with respect to the Offers or the consideration.

LINE has agreed to pay BofA Securities for its services in connection with the Business Integration an aggregate fee of U.S. $1,500,000, U.S. $250,000 of which was payable upon delivery of its opinion and U.S. $1,250,000 of which is contingent upon the completion of the Offers and the Share Consolidation, provided, however, that if the Share Consolidation is not completed by the end of December 2020 after completion of the Offers, such U.S. $1,250,000 amount shall be payable on January 1, 2021. LINE also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of LINE, ZHD, the NAVER Parties, SoftBank and certain of their respective affiliates.

BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to LINE, ZHD, NAVER, SoftBank and their respective affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted as (i) the Dealer Manager and Consent Solicitation Agent of an exchange offer and consent solicitation for SBG’s 2015 Notes in March 2018, (ii) the Joint Global Coordinator of a U.S. $3.3 billion bond offering for SBG in April 2018, and (iii) International Active Joint Bookrunner for the initial public offering of SoftBank which listed and priced in December 2018. From December 1, 2017 through November 30, 2019, BofA Securities and its affiliates received aggregate revenues from SBG, SoftBank and their respective affiliates of approximately U.S. $250 million for investment and corporate banking services.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

LINE retained J.P. Morgan to act as its financial advisor in connection with the Transactions and, in connection with such engagement, J.P. Morgan provided the opinion described in “Item 4—The Solicitation or Recommendation—Financial Analyses and Opinion of J.P. Morgan,” which is attached as Annex A hereto and is incorporated herein by reference. For information regarding LINE’s retention of J.P. Morgan, see “Item 4—The Solicitation or Recommendation—Financial Analyses and Opinion of J.P. Morgan” in this Schedule 14D-9.

The Special Committee retained BofA Securities to act as its financial advisor in connection with the Business Integration and, in connection with such engagement, BofA Securities provided the opinion described in “Item 4—The Solicitation or Recommendation—Financial Analyses and Opinion of BofA Securities,” which is attached as Annex B hereto and is incorporated herein by reference. For information regarding the Special Committee’s retention of BofA Securities, see “Item 4—The Solicitation or Recommendation—Financial Analyses and Opinion of BofA Securities” in this Schedule 14D-9.

Neither LINE nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of LINE on its behalf with respect to the Offers.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the past 60 days, neither LINE nor its subsidiaries, nor, to the best of LINE’s knowledge, any director, executive officer, pension or profit-sharing or similar plan of LINE or any other affiliate or associate of LINE, has effected a transaction in Common Shares except as described in “Item 8—Additional Information—LINE Repurchases of Common Shares ” in this Schedule 14D-9.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described below and in Items 2, 3 and 4 of this Schedule 14D-9, no negotiation is being undertaken or is underway by LINE in response to the Offers that relates to or would result in (i) a tender offer for, or other acquisition of, LINE’s securities by LINE, any subsidiary of LINE or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving LINE or any subsidiary of LINE; (iii) a purchase, sale or transfer of a material amount of assets of LINE or any subsidiary of LINE; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of LINE.

Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, resolutions of the LINE Board, agreements in principle or signed contracts in response to the Offers that relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION.

Appraisal Rights under the Japan Companies Act.

Holders of Common Shares or ADSs will not have appraisal rights in connection with the Offers. However, in connection with the Share Consolidation, holders of Common Shares are eligible to demand that LINE purchase Common Shares held by them that would become fractional shares upon the Share Consolidation at a “fair price” in accordance with Article 182-4 of the Japan Companies Act and other relevant laws and regulations (a “Demand”). Holders of ADSs will only be entitled to exercise appraisal rights under Japanese law if they surrender their ADSs to JPMorgan Chase Bank, N.A., LINE’s ADS depositary, and withdraw the Common Shares underlying the ADSs from the ADS program, become subject to the Share Consolidation as holders of Common Shares, and meet the requirements that holders of Common Shares exercising appraisal rights are required to meet under Japanese law.

Shareholders who tender their Common Shares in the Offers will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Common Share Offer Price, subject to the terms and conditions of the Offers. Further, failure to follow the steps required by Japanese law may result in the loss of appraisal rights.

The following outline of the requirements to exercise appraisal rights under Japanese law is not a recommendation that shareholders exercise appraisal rights under Japanese law, does not constitute legal or other advice, is not a complete statement of the law pertaining to appraisal rights under the Japan Companies Act and is qualified in its entirety by the full text of Articles 180 through 182-6 of the Japan Companies Act, an English translation of which is attached as Annex C to this Schedule 14D-9. All references in Articles 180 through 182-6 of the Japan Companies Act and in this summary to a “stockholder,” “shareholder” or “holder” are to the record holder of Common Shares immediately prior to the effective day of the Share Consolidation, unless the context requires otherwise. Shareholders should carefully review the full text of Articles 180 through 182-6 of the Japan Companies Act as well as the information discussed below.

The Share Consolidation will be carried out for the shareholders of LINE on the register of shareholders immediately prior to the effective day of the Share Consolidation. Therefore, a person who is not listed in the register of shareholders in his or her own name may not exercise appraisal rights.

After the Share Consolidation, LINE will sell to SoftBank and NAVER or NAVER Purchaser the number of Common Shares equivalent to the total sum of the fractions of Common Shares (rounded down to the nearest whole number) at a price equal to the total sum of fractions of Common Shares created in the Share Consolidation multiplied by the share consolidation ratio of the Share Consolidation multiplied by the Common Share Offer Price, subject to the permission of a Japanese court regarding such sale in accordance with the procedures stipulated in Article 235 of the Japan Companies Act. Any holder of Common Shares or ADSs subject to the Share Consolidation will receive, in cash, the same amount per Common Share or per ADS, as applicable, as the Common Share Offer Price or ADS Offer Price, respectively (but subject to, in the case of ADSs, a potentially different exchange rate from the exchange rate used for the settlement of the ADS Offer Price).

In the interest of protecting the rights of minority shareholders, Article 182-4, Paragraphs 1 and 2 of the Japan Companies Act provide that holders of Common Shares whose Common Shares shall become fractions of a share as a result of the Share Consolidation, and who (i) have notified LINE of their intention to dissent from the Share Consolidation before the general meeting of shareholders in which the Share Consolidation is to be approved, as well as voted against the Share Consolidation at such general meeting or (ii) are not entitled to vote at such general meeting (“Dissenting Shareholders”), will be entitled to make a Demand. If a holder of Common Shares votes against the Share Consolidation via the Internet or by submitting a mail-in voting card, such vote will satisfy all requirements mentioned in (i) above. The failure of a shareholder of LINE who is entitled to vote at the general meeting of shareholders approving the Share Consolidation to provide the notice prior to the said general meeting or to vote against the Share Consolidation at the said meeting will in effect constitute a waiver of such shareholder’s appraisal rights.

A Dissenting Shareholder must exercise its appraisal rights during the period between 20 calendar days prior to the effective day of the Share Consolidation and the day immediately prior to such effective day, stating the number of Common Shares subject to such exercise (Article 182-4, Paragraph 4 of the Japan Companies Act). A Dissenting Shareholder must continuously hold of record such Common Shares through the effective day of the Share Consolidation, because any appraisal rights with respect to such Common Shares will be lost if the Common Shares are transferred prior to such effective day.

The Japan Companies Act does not require any statement in the Demand other than the number of Common Shares subject to the Demand. Accordingly, the Demand is legally valid regardless of whether the Demand includes a Dissenting Shareholder’s estimate of the fair value of its shares. A Dissenting Shareholder must also request (i) a transfer of Common Shares subject to the Demand to a purchase account designated by LINE and (ii) an individual shareholder notification through its standing proxy in Japan from the Japan Securities Depository Center, Inc., and submit a receipt of the individual shareholder notification and other documents, such as identity verification documents, to LINE.

If the value of such Common Shares is agreed upon between a Dissenting Shareholder and LINE, then LINE is required to make payment to such Dissenting Shareholder of the agreed value within 60 calendar days of the effective day of the Share Consolidation. If a Dissenting Shareholder and LINE do not agree on the value of such Common Shares within 30 calendar days from the effective day of the Share Consolidation, the Dissenting Shareholder or LINE may, within 30 calendar days after the expiration of such period, file a petition with the Tokyo District Court. LINE is also required to make payment of statutory interest on the value of such shares, as determined by the court, accruing from the expiration of the 60-day period referred to above, but LINE may prepay the amount that it considers to be fair even before the court determines the “fair price”, in which case any interest on the paid amount will not accrue after such prepayment. The transfer of Common Shares from Dissenting Shareholders to LINE is effective as of the effective day of the Share Consolidation.

There is no statutory timeframe for a court to determine the “fair price.”

Stockholders considering appraisal should be aware that the “fair price” of the Common Shares will be in Japanese yen and could be more than, the same as or less than the offer price for Common Shares in the Japan Offer and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offers, is not an opinion as to, and does not otherwise address, “fair price” under Article 182-4, Paragraph 1 of the Japan Companies Act. Although LINE believes that the tender offer price of JPY 5,380 is appropriate, and that LINE’s minority shareholders are being provided with a reasonable opportunity to sell their Common Shares at an appropriate premium, no representation is made as to the outcome of the appraisal of “fair price” as determined by a court. LINE does not anticipate offering more for the Common Shares than the price offered by the Purchasers in the Japan Offer to any shareholder exercising appraisal rights, and LINE reserves the right to assert, in any appraisal proceeding, that the “fair price” of a Common Share is less than the Common Share Offer Price.

The allocation of costs for petitioning a court for determination of “fair price” (which do not include attorneys’ fees or the fees and expenses of experts) will be determined by the court and borne by shareholders or LINE or both.

Shareholders who have exercised appraisal rights may withdraw such request only if the approval of LINE is obtained (Article 182-4, Paragraph 6 of the Japan Companies Act), unless the petition for the determination of the “fair price” is not filed with the Tokyo District Court within 60 calendar days after the effective day of the Share Consolidation, as stated in Article 182-5, Paragraph 2 of the Japan Companies Act, in which case such shareholders may withdraw such request at any time (Article 182-5, Paragraph 3 of the Japan Companies Act).

The foregoing summary of the appraisal rights under the Japan Companies Act does not purport to be a complete statement of the procedures to be followed by the holders of ADSs or Common Shares of LINE desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Articles 180 through 182-6 of the Japan Companies Act. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the Japan Companies Act and other relevant laws and regulations.

Minority Shareholder Approval Not Required for Share Consolidation.

In the event that the Purchasers are unable to acquire all of the Common Shares and ADSs in the Offers, following the consummation of the Offers (and on a date to be separately agreed by LINE, NAVER and SoftBank), LINE will hold an extraordinary general meeting of shareholders to seek shareholder approval for certain matters concerning the Share Consolidation pursuant to Article 180, Paragraph 2 of the Japan Companies Act as well as for amending the Articles of Incorporation to remove the provisions concerning the number of shares per Tradeable Unit (as defined in “ —LINE Repurchase of Common Shares” below) subject to the Share Consolidation coming into force. As NAVER currently owns 72.5% of the voting interests in LINE, and as NAVER and SoftBank have previously agreed pursuant to the Business Integration Agreement that the Purchasers and NAVER will vote in favor of such proposals, approval of LINE’s minority shareholders will not be required to adopt such proposals and to consummate the Share Consolidation, even if no Common Shares or ADSs are tendered by such shareholders in the Offers.

Regulatory Approvals.

The consummation of the Offers is subject to the approval or filing under antitrust or competition laws in various jurisdictions, including under the Act concerning Prohibition of Private Monopoly and Maintenance of Fair Trade of Japan (Act No. 54 of 1947, as amended) (the “Japan Anti-monopoly Law”) and the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (together with the Japan Anti-monopoly Law and other comparable approvals or filings in other relevant jurisdictions, the “Antitrust Approvals”). The consummation of the Offers is also subject to review and approval by relevant governmental authorities in various jurisdictions in connection with foreign investment restrictions in such jurisdictions, including the review or approval by the Ministry of Finance in Japan (the “Investment Restriction Approvals”). Under the terms of the Transaction Documents, such Antitrust Approvals and Investment Restriction Approvals are conditions to the commencement of the Offers, and NAVER and SoftBank undertook not to commence the Offers unless and until all such required Antitrust Approvals and Investment Restriction Approvals have been obtained or the required waiting period has expired or been terminated. Such Antitrust Approvals and Investment Restriction Approvals will have been obtained or the required waiting period will have expired or been terminated and no orders will have been issued prohibiting the Transactions, including the Offers before the date of publication of the definitive U.S. Offer to Purchase. See “The U.S. Offer—Section 14. Required Regulatory Approvals; Certain Legal Matters” and “The U.S. Offer—Section 13. Conditions to the U.S. Offer” in the U.S. Offer to Purchase.

Legal Proceedings.

As of the date of this Schedule 14D-9, LINE is not aware of any legal proceedings relating to the Offers or the Transactions.

Trading Market; Dividends; Prior Public Offerings.

The Common Shares are listed on First Section of the TSE under code 3938, and the ADSs are listed on the NYSE under the symbol “LN.” As part of the Transactions, the Common Shares and the ADSs will be delisted from their respective stock exchanges, and the ADSs will be deregistered under the Exchange Act. See “The U.S. Offer—Section 6. Price Range of Common Shares and ADSs” in the U.S. Offer to Purchase for information on LINE’s stock price trading and dividend history. LINE has not undertaken any underwritten public offering of Common Shares or ADSs within the past three years.

LINE has never declared or paid any dividends, and currently has no plans to pay dividends in the future. Further, under the terms of the Business Integration Agreement, LINE must obtain the prior approval of NAVER, SoftBank and ZHD in order to declare or pay any dividends prior to the successful completion of the Share Consolidation.

LINE Repurchases of Common Shares.

The Japan Companies Act provides for a unit share system for Japanese corporations (kabushiki kaisha) whereby shares of Japanese corporations that do not comprise a unit are subject to certain restrictions, including restrictions on being sold on the Japanese stock exchanges, including the TSE. The number of shares that comprise a corporation’s unit of shares is set forth in its articles of incorporation, and in the case of LINE, 100 Common Shares constitute a unit (a “Tradeable Unit”). LINE is required by the Japan Companies Act to purchase, when requested by a holder, any Common Shares held by such holder that do not comprise a Tradeable Unit at a price equal to the closing price of shares on the relevant market or markets on the day when the request is served on LINE’s transfer agent (or, if such request is received on a day that is not a trading day, the price at which the next trade of the shares is executed on the relevant market or markets) (a holder’s right to request such purchase, the “Statutory Put”). Statutory Put purchases during the past sixty (60) days are as follows:

Date of Purchase	Number of Common Shares Purchased	Price per Common Share
March 30, 2020	20	JPY 5,070
April 8, 2020	86	JPY 5,180
April 9, 2020	2	JPY 5,160
April 10, 2020	33	JPY 5,200
April 16, 2020	26	JPY 5,260
April 21, 2020	7	JPY 5,240
April 23, 2020	89	JPY 5,270
April 24, 2020	20	JPY 5,240
April 28, 2020	35	JPY 5,250
May 1, 2020	50	JPY 5,270
May 7, 2020	175	JPY 5,280
May 8, 2020	286	JPY 5,290
May 11, 2020	115	JPY 5,270
May 12, 2020	11	JPY 5,280
May 13, 2020	76	JPY 5,290
May 14, 2020	172	JPY 5,300
May 15, 2020	264	JPY 5,310
May 18, 2020	111	JPY 5,340
May 19, 2020	95	JPY 5,340
May 20, 2020	60	JPY 5,320
May 21, 2020	143	JPY 5,330
May 22, 2020	49	JPY 5,330
May 25, 2020	20	JPY 5,330
May 26, 2020	74	JPY 5,340
May 27, 2020	94	JPY 5,350

LINE may be required to purchase additional Common Shares until the Expiration Date if any holder of Common Shares that do not constitute a Tradeable Unit exercises its Statutory Put.

Schedule 13E-3.

Because the NAVER Parties may be deemed affiliates of LINE, the Offers and the Share Consolidation may constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning LINE and certain information relating to the fairness of the Offers and the Share Consolidation, including the Offers, and the consideration offered to shareholders unaffiliated with the NAVER Parties be filed with the SEC and disclosed to such unaffiliated shareholders. The NAVER Parties have provided such information in the U.S. Offer to Purchase and a Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC by the NAVER Parties and LINE pursuant to Rule 13e-3 under the Exchange Act.

Other Material Information.

The information contained in all of the Exhibits referred to in Item 9 of this Schedule 14D-9 below is incorporated by reference herein.

Cautionary Statement Concerning Forward-Looking Statements.

This Schedule 14D-9 may contain forward-looking statements with respect to the Offers and to LINE, NAVER, NAVER Purchaser and SoftBank and their respective affiliates that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-

looking statements include, but are not limited to, those statements using words such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “intend,” “likely to,” “opportunity,” “plan,” “potential,” “predict,” “project,” “strategy,” “target,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to LINE, speak only as of the date hereof and are based on LINE’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond LINE’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this Schedule 14D-9. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and LINE does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect LINE, the Offers or the Transactions include, but are not limited to, those relating to:

•	whether the Offers will close;

•

obtaining the requisite consents to the Transactions, including, without limitation, the risk that a regulatory approval that may be required for the Transactions is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Transactions will be satisfied or waived;

•

the possibility that, prior to the completion of the Transactions, LINE’s businesses and its relationship with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Offers or the Transactions potentially resulting in significant costs of defense, indemnification and liability;

•

other business effects, including the effects of industry, market, economic, social, political or regulatory conditions or relating to outbreaks or natural disasters, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies future business combinations or disposals, and competitive developments; and

•

the risks and uncertainties pertaining to LINE’s businesses, including those detailed under the “Risk Factors” and “Forward-Looking Statements” sections in LINE’s public periodic filings with the SEC, as well as those detailed in the offer materials that may be filed by SoftBank, NAVER and NAVER Purchaser and the Transaction Statement that may be filed, all in connection with the Offers or the Transactions.

You can obtain copies of LINE’s filings with the SEC for free at the SEC’s website (www.sec.gov).

ITEM	9. EXHIBITS.

(a)(1)(i)	U.S. Offer to Purchase dated (incorporated herein by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC by NAVER, NAVER Purchaser and SoftBank on May 27, 2020).

(a)(1)(ii)*	Form of the Common Share Acceptance Letter (English translation) (incorporated herein by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC by NAVER, NAVER Purchaser and SoftBank on ).

(a)(1)(iii)*	Form of the ADS Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the SEC by NAVER, NAVER Purchaser and SoftBank on ).

(a)(1)(iv)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares) (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the SEC by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(1)(v)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Common Shares) (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the SEC by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(1)(vi)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the SEC by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(1)(vii)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs) (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed with the SEC by NAVER, NAVER Purchaser and SoftBank on , 2020)

(a)(5)(i)*	Press Release issued by the Purchasers on , 2020 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed with the SEC by NAVER, NAVER Purchaser and SoftBank on , 2020).

(a)(5)(ii)	Press Release of NAVER and SoftBank (Notice Concerning the Entry into a Memorandum of Understanding Regarding the Business Integration of Z Holdings Corporation and LINE Corporation, and the Submission of a Letter of Intent in Relation to a Joint Tender Offer for the Shares of LINE Corporation), dated November 18, 2019 (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by NAVER and SoftBank on November 18, 2019).

(a)(5)(iii)	Joint press release issued by LINE and ZHD, dated November 18, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC on November 18, 2019).

(a)(5)(iv)	Joint investor presentation materials prepared by LINE and ZHD, first made available on November 18, 2019 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC on November 18, 2019).

(a)(5)(v)	Email to LINE personnel from Takeshi Idezawa and Jungho Shin, dated November 18, 2019 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC on November 18, 2019).

(a)(5)(vi)	Email to joint venture partners and other stakeholders from Takeshi Idezawa, first used or made available on November 18, 2019 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC on November 18, 2019).

(a)(5)(vii)	Q&A Regarding the Capital Alliance Memorandum of Understanding on Business Integration prepared by LINE, first made available on December 5, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC on December 5, 2019).

(a)(5)(viii)	Press Release of NAVER and SoftBank (Notice Concerning the Plan to Commence a Joint Tender Offer for the Shares, etc. of LINE Corporation), dated December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by NAVER and SoftBank on December 23, 2019).

(a)(5)(ix)	Press Release of NAVER and SoftBank (Notice Concerning Entry into a Definitive Agreement Relating to the Business Integration of Z Holdings Corporation and LINE Corporation), dated December 23, 2019 (English translation) (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by NAVER and SoftBank on December 23, 2019).

(a)(5)(x)	Joint press release issued by LINE and ZHD, dated December 23, 2019 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC on December 23, 2019).

(a)(5)(xi)

Press release issued by LINE, dated December 23, 2019 (which includes, as an attachment thereto, a joint press release issued by NAVER and SoftBank entitled “Notice Concerning the Planned Commencement of the Joint Tender Offer for Shares of LINE Corporation (Securities

Code: 3938),” dated December 23, 2019) (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC on December 23, 2019).

(e)(1)	Business Integration Agreement, dated December 23, 2019, among LINE, ZHD, NAVER and SoftBank (English translation) (incorporated herein by reference to Exhibit 4.1 to LINE’s Annual Report on Form 20-F filed with the SEC on March 27, 2020).

(e)(2)	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 4.2 to LINE’s Annual Report on Form 20-F filed with the SEC on March 27, 2020).

Annex A	Opinion of J.P. Morgan to the LINE Board, dated December 23, 2019.

Annex B	Opinion of BofA Securities to the Special Committee of LINE, dated December 23, 2019.

Annex C	Articles 180 through 182-6 of the Japan Companies Act (English translation).

*	To be filed by amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINE Corporation

By:
Name:
Title:

May 27, 2020

Annex A

December 23, 2019

The Board of Directors

LINE Corporation

JR Shinjuku Miraina Tower 23rd FL, 4-1-6 Shinjuku,

Shinjuku-ku, Tokyo, 160-0022, Japan

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (excluding the Acquirers (as defined below)) of common stock (the “Company Common Stock”) of LINE Corporation (the “Company”) of the consideration to be paid to such holders in the proposed Japan Tender Offer (as defined below) and, if applicable, the US Tender Offer (as defined below), to be launched jointly by SoftBank Corp. (or through its affiliate) (“SoftBank”) and NAVER Corporation (or through its affiliate) (“NAVER”) (SoftBank and NAVER collectively, the “Acquirers”). Pursuant to the final draft of the Business Integration Agreement (“Definitive Agreement Final Draft”), dated as of December 23, 2019 (the “Agreement”), among the Company, the Acquirers and Z Holdings Corporation (“ZHD”), SoftBank and NAVER will jointly commence a tender offer pursuant to the Financial Instruments Exchange Act (“Japan Tender Offer”) and a tender offer pursuant to the Securities Exchange Act of 1934, as amended (“US Tender Offer”, and together with the Japan Tender Offer collectively, the ”Tender Offer”) for (i) all outstanding shares of the Company Common Stock at a price equal to JPY 5,380 per share of the Company Common Stock payable in cash in Japanese yen (the “Consideration”), with the terms and conditions set forth in the Definitive Agreement Final Draft, (ii) all outstanding share acquisition rights (shinkabu-yoyakuken) and bonds with share acquisition rights (shinkabu-yoyakukentsuki-shasai) of the Company (each of such securities listed in this clause (ii) are referred to herein as the “Other Equity Securities”) at the price as set forth in the Definitive Agreement Final Draft, with the terms and conditions set forth in the Definitive Agreement Final Draft and (iii) (with respect to the Japan Tender Offer, to the extent applicable) all outstanding American depositary shares, each of which represents one share of the Company Common Stock, at the price as set forth in the Definitive Agreement Final Draft, with the terms and conditions set forth in the Definitive Agreement Final Draft. Pursuant to the Definitive Agreement Final Draft, following completion of the Tender Offer, the Acquirers will cause the Company to become their direct or indirect wholly-owned subsidiary by squeezing out the outstanding shares of the Company Common Stock and the Other Equity Securities that are not tendered to the Tender Offer (the “Squeeze-Out Transaction”) through the Company’s implementation of the reverse-share split (kabushi-heigo) pursuant to Article 180 of the Companies Act or any other statutory procedure that would achieve the same squeeze out outcome as that of the foregoing as set forth under the Companies Act, by which the holder of each outstanding share of the Company Common Stock will be entitled to receive an amount equal to the Consideration in cash (before tax basis). The Tender Offer and the Squeeze-Out Transaction, together and not separately, are referred to herein as the “Transaction” and any other subsequent transactions contemplated in the Definitive Agreement Final Draft shall be referred to herein as the “Subsequent Transactions”.

In connection with preparing our opinion, we have (i) reviewed the Definitive Agreement Final Draft; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Tender Offer with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration

JP Morgan Securities Japan Co., Ltd.

Tokyo Buliding, 7-3 Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-6432 paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquirers under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Definitive Agreement Final Draft (including the Subsequent Transactions) will be consummated as described in the Definitive Agreement Final Draft, that the Japan Tender Offer and the US Tender Offer shall be consummated on the substantively same terms and conditions in all material aspects and that there are no other agreements, tender offer circular or any other transaction documents that are used to effectuate the Transaction other than those included in the Definitive Agreement Final Draft and the definitive agreement, the tender offer circular or any other transaction documents executed and/or used for effectuating the Transaction will not differ in any material respects from the Definitive Agreement Final Draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquirers in the Definitive Agreement Final Draft are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Acquirers and the Company or on the contemplated benefits of the Transaction. We do not offer any view and this opinion does not assure as to whether a court or any other governmental body would conclude that the Consideration is a fair price in a judicial or administrative procedure such as, among others, the price evaluation process pursuant to Article 179-8 of the Companies Act or the share appraisal process pursuant to Article 182-4 of the Companies Act or any other similar procedure in any jurisdiction, for purposes of the relevant procedure and it is possible that a court or any other governmental body would determine a price that is different from the Consideration be a fair price partly or solely due to legal, accounting, tax or any reasons other than financial considerations for purposes of the relevant procedure.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Tender Offer and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities (including the consideration to be paid to the holders of the Other Equity Securities), creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction or the Subsequent Transactions (including issuance of its opinion with respect to the Tender Offer). We express no opinion as to whether the Consideration is fair for the Subsequent Transactions or shall be used as or shall be the basis of any consideration payable in the

Subsequent Transactions. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction or the Subsequent Transactions, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or the Subsequent Transactions or with respect to the fairness of any such compensation. Our opinion is limited to the Consideration payable in Japanese Yen and is not made to the US dollar amount to be paid to the holders of the Company Common Stock by applying the applicable exchange rate.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and the Subsequent Transactions and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction and the Subsequent Transactions are consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and SoftBank, for which J.P. Morgan and its affiliates have received customary compensation. Such services by J.P. Morgan and/or its affiliates during such period have included J.P. Morgan and/or its affiliates’ acting as a Joint Active Bookrunner for the Company’s dual tranche Zero Coupon Convertible Bonds offering in September 2018, as a Lead Arranger and Lender for SoftBank’s Loan Agreement in August 2018, and as a Joint Global Coordinator for SoftBank’s Global Initial Public Offering in December 2018. In addition, J.P. Morgan and its affiliates own less than 1% of equity securities of the Company, ZHD, NAVER and SoftBank in its own accounts. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquirers for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock (excluding the Acquirers) in the proposed Tender Offer is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of JPMorgan Securities Japan Co., Ltd. This letter is provided solely for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Tender Offer, and is not on behalf of, and shall not confer rights or remedies upon, any shareholder, creditor, the special committee formed by the Board of Directors of the Company for the Transaction or any other person other than the Board of Directors of the Company or be used or relied upon for any other purpose. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, provided that this opinion may be reproduced or disclosed in full in any proxy or information statement mailed to shareholders of the Company to the extent required pursuant to applicable laws without our prior written approval.

Very truly yours,

JPMORGAN SECURITIES JAPAN CO., LTD.

Annex B

Nihonbashi 1-chome Mitsui Building

1-4-1 Nihonbashi, Chuo-ku,

Tokyo 103-8230, JAPAN

December 23, 2019

The Special Committee of the Board of Directors

LINE Corporation

Shinjuku Office/JR SHINJUKU MIRAINA TOWER 23rd FL.

4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan

Members of the Special Committee of the Board of Directors:

We understand that LINE Corporation (“LINE”) proposes to enter into the Business Integration Agreement, to be dated as of December 23, 2019 (the “Agreement”) among SoftBank Corp. (“SoftBank”), NAVER Corporation (“NAVER”), Z Holdings Corporation (“ZHD”) and LINE, pursuant to which, among other things, SoftBank and NAVER or its wholly-owned subsidiary (collectively with NAVER, “NAVER Party”, and collectively SoftBank and NAVER Party, the “Tender Offerors”) will commence a tender offer in Japan and the U.S., respectively, (the “Joint Tender Offer”) to purchase, among others, all outstanding common shares of LINE (including American Depositary Receipts) not already owned by Softbank or NAVER (“LINE Common Shares”) for ¥5,380 per share in cash (the “Consideration”). Following consummation of the Joint Tender Offer, subject to the terms and conditions of the Agreement, the following steps, among others, will be taken (all the transactions contemplated in the Agreement, including the Joint Tender Offer is referred to as the “Transaction”): (i) in the event that, following the completion of the Joint Tender Offer, a portion of the LINE’s shares have not been tendered and acquired through the Joint Tender Offer, the Tender Offerors will implement squeeze-out procedures (with the intended result that post-squeeze out, the Tender Offerors shall be the only shareholders of LINE) using a share consolidation or other methods to take LINE private (hereinafter, the “LINE Squeeze-out”); (ii) After the LINE Squeeze-out, LINE will implement a tender offer to purchase 2,125,366,950 ZHD shares held by Shiodome Z Holdings Co., Ltd. (hereinafter, “ShiodomeZHD”), and SoftBank will transfer all ZHD shares holding through ShiodomeZHD to LINE (hereinafter, the “ZHD Shares Transfer Procedures”); (iii) SoftBank will transfer a part of its LINE’s shares to NAVER Party and the Tender Offerors will make the ratio of voting rights in LINE held by the Tender Offerors (immediately after the ZHD Shares Transfer Procedures) 50:50; and (iv) LINE will transfer all of its business under the control of ZHD, and ZHD will be a holding company, shares in which are listed on the TSE, having control over all of the current business of ZHD and LINE.

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You (the “Special Committee”) have requested our opinion as to the fairness, from a financial point of view, to the holders of LINE Common Shares (other than SoftBank, NAVER Party and their respective affiliates) of the Consideration to be received by such holders in the Joint Tender Offer.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to LINE;

(ii)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of LINE furnished to or discussed with us by the management of LINE, including certain financial forecasts relating to LINE prepared by the management of LINE (such forecasts, “LINE Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of LINE with members of management of LINE;

The Special Committee of the Board of Directors

LINE Corporation

(iv)

reviewed the trading history for common shares of LINE on the first section of the Tokyo Stock Exchange (TSE) and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(v)	compared certain financial and stock market information of LINE with similar information of other companies we deemed relevant;

(vi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii)	reviewed a draft, dated December 20, 2019 of the Agreement (the “Draft Agreement”); and

(viii)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of LINE that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the LINE Forecasts, we have been advised by LINE, and have assumed, at the direction of the Special Committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of LINE as to the future financial performance of LINE. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LINE, nor have we made any physical inspection of the properties or assets of LINE. We have not evaluated the solvency or fair value of LINE under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of the Special Committee, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on LINE or the contemplated benefits of the Transaction. In addition, we have assumed, at the direction of the Special Committee, that the final executed Agreement and related agreements will not differ in any material respect from the Draft Agreement and other draft agreements reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of LINE. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of LINE Common Shares (other than SoftBank, NAVER Party and their respective affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. No opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. In addition, no opinion or view is expressed with respect to the effect of foreign exchange rates in connection with the Joint Tender Offer, and our opinion is based solely on the Consideration as expressed in Japanese Yen described above. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to LINE or in which LINE might engage or as to the underlying business decision of LINE to proceed with or effect the Transaction. In addition, we express no

The Special Committee of the Board of Directors

LINE Corporation

opinion or recommendation as to whether any shareholder should tender their LINE Common Shares in the Joint Tender Offer, or as to how any shareholder should vote or act in connection with the Transaction or any related matter.

We have acted as financial advisor to the Special Committee of the Board of Directors of LINE in connection with the Transaction and will receive a fee for our services from LINE a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon completion of the Joint Tender Offer and the LINE Squeeze-out (but if the LINE Squeeze-out is not completed by the end of December, 2020 after completion of the Joint Tender Offer, the Transaction Fee shall be payable on January 1, 2021). In addition, LINE has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of LINE, ZHD, NAVER, SoftBank and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to LINE, ZHD, NAVER, SoftBank and their respective affiliates and have received or in the future may receive compensation for the rendering of these services, including having acted as (i) the Dealer Manager and Consent Solicitation Agent of an exchange offer and consent solicitation for SoftBank Group Corp’s 2015 Notes in March 2018, (ii) the Joint Global Coordinator of a US $3.3bn bond offering for Softbank Group Corp in April 2018, and (iii) International Active Joint Bookrunner for the initial public offering of SoftBank Corp. which listed and priced in December 2018.

It is understood that this letter is for the benefit and use of the Special Committee of the Board of Directors of LINE (in its capacity as such) in connection with and for purposes of its evaluation of the Joint Tender Offer.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Joint Tender Offer by holders of LINE Common Shares (other than SoftBank, NAVER Party and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

MERRILL LYNCH JAPAN SECURITIES CO., LTD.

Annex C

Articles 180 through 182-6 of the Japan Companies Act

Section 5 Consolidation of Shares

Subsection 1 Consolidation of Shares

(Consolidation of Shares)

Article 180

(1)	A Stock Company may consolidate its shares.

(2)	Whenever a Stock Company intends to consolidate its shares, it must determine the following matters by a resolution at a shareholders meeting:

(i)	the ratio of the consolidation;

(ii)	the day when the consolidation of shares will become effective (hereinafter referred to as “Effective Day” in this Subsection);

(iii)	in cases where the Stock Company is a Company with Class Shares, the classes of the shares it will consolidate; and

(iv)	the Total Number of Authorized Shares on the Effective Day.

(3)

The Total Number of Authorized Shares under item (iv) of the preceding paragraph may not exceed the number four times the number of total Issued Shares on the Effective Day; provided, however, that this does not apply in cases where the Stock Company is not a Public Company.

(4)	The directors must, at the shareholders meeting referred to in paragraph (2), explain the reasons for the need to consolidate the shares.

(Notices to Shareholders)

Article 181

(1)

No later than two weeks prior to the Effective Day, the Stock Company must notify the shareholders (or, for a Company with Class Shares, referring to the Class Shareholders of the classes of shares under paragraph (2), item (iii) of the preceding Article; hereinafter the same applies in this Subsection) and the Registered Pledgees of the Shares thereof of the matters listed in each item of that paragraph.

(2)	A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Effectuation)

Article 182

(1)

On the Effective Day, the shareholders become shareholders of shares in the number obtained by multiplying the number of shares (or, for a Company with Class Shares, shares of the classes provided for in Article 180, paragraph (2), item (iii); hereinafter the same applies in this paragraph) they held on the day immediately preceding that day, by the ratio provided for in paragraph (2), item (i) of that Article.

(2)

A Stock Company consolidating shares is deemed to have changed the articles of incorporation pertaining to the matters listed in Article 180, paragraph (2), item (iv) on the Effective Day in accordance with provisions on those matters.

(Keeping and Inspection of Documents Related to the Consolidation of Shares)

Article 182-2

(1)

A Stock Company consolidating shares (in cases where Share Units (in cases of a Company with Class Shares, Share Units of shares of classes under Article 180, paragraph (2), item (iii); hereinafter the same applies in this paragraph) is stipulated in the articles of incorporation, limited to those generating fractional shares with the number obtained by multiplying the rate under paragraph (2), item (i) of the same Article; hereinafter the same applies in this Subsection) must keep documents detailing the information set forth in the items of the same paragraph and other information prescribed by Ministry of Justice Order, and electronic or magnetic records in which such information has been recorded, at its head office for the period from the earliest of the following days until the day when six months elapse after the Effective Day:

(i)

the day two weeks before the day of the shareholders meeting under Article 180, paragraph (2) (in cases where a resolution at a General Meeting of Class Shareholders is required for consolidation of shares, including the General Meeting of Class Shareholders; the same applies in Article 182-4, paragraph (2)) (in cases under Article 319, paragraph (1), the day when the proposal under the same paragraph is made); or

(ii)

the day of notice made to shareholders pursuant to the provisions of Article 181, paragraph (1) as applied following the deemed replacement of terms pursuant to the provisions of Article 182-4, paragraph (3), or the day of public notice under Article 181, paragraph (2), whichever comes first.

(2)

Shareholders of Stock Company consolidating shares may make the following request to the Stock Company at any time during its business hours; provided, however, that the cost specified by the Stock Company must be paid for making a request listed in items (ii) or (iv):

(i)	a request to inspect documents under the preceding paragraph;

(ii)	a request for a transcript or extract of documents under the preceding paragraph;

(iii)

a request to inspect anything that is used in a manner prescribed by Ministry of Justice Order to display the information recorded in an electronic or magnetic record as referred to in the preceding paragraph; and

(iv)

a request to be provided with the information recorded in an electronic or magnetic record as referred to in the preceding paragraph by an electronic or magnetic means that the Stock Company has designated, or a request to be issued a document showing that information.

(Demand to Cease Consolidation of Shares)

Article 182-3

In cases where the consolidation of shares violates laws and regulations or the articles of incorporation, when shareholders are likely to suffer disadvantage, shareholders may demand to cease the consolidation of shares from the Stock Company.

(Dissenting Shareholders’ Appraisal Rights)

Article 182-4

(1)

In cases where fractional shares are included in the number of shares when a Stock Company consolidates shares, Dissenting Shareholders may demand that the Stock Company purchase, at a fair price, all of the fractional shares from among shares that they hold.

(2)	“Dissenting Shareholders” prescribed in the preceding paragraph means the following shareholders:

(i)

a shareholder who gives notice to the Stock Company that the shareholder is against the consolidation of shares prior to the shareholders meeting under Article 180, paragraph (2) and is against the consolidation of shares at the shareholders meeting (limited to persons who can exercise voting rights at the shareholders meeting); and

(ii)	a shareholder who cannot exercise voting rights at the shareholders meeting.

(3)

When applying the provisions of Article 181, paragraph (1) to the notice to shareholders in cases where a Stock Company consolidates shares, “two weeks” in the same paragraph is deemed to be replaced with “twenty days”.

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(4)

To make a demand under the provisions of paragraph (1) (hereinafter in this Section referred to as the “Exercise of Appraisal Rights”), a dissenting shareholder must indicate the number of shares with regard to which the shareholder is Exercising Appraisal Rights (or, for a Company with Class Shares, the classes of the shares and the number of shares for each class), between twenty days prior to the Effective Day and the day immediately preceding the Effective Day.

(5)

When intending to Exercise Appraisal Rights for shares for which share certificates have been issued, shareholders of those shares must submit to the Stock Company the share certificates representing those shares; provided, however, that this does not apply to a person who made a request under the provisions of Article 223 with respect to the shares.

(6)	Shareholders Exercising Appraisal Rights may withdraw their demands for appraisal only with the approval of the Stock Company.

(7)	The provisions of Article 133 do not apply to shares pertaining to the Exercise of Appraisal Rights.

(Determination of the Price of Shares)

Article 182-5

(1)

If a shareholder Exercises Appraisal Rights and an agreement determining the price of the shares is reached between the shareholder and the Stock Company, the Stock Company must pay that price within sixty days from the Effective Day.

(2)

If no agreement deciding the price of shares is reached within thirty days from the Effective Day, the shareholders or the Stock Company may file a petition for the court to determine the price within thirty days after the expiration of that period.

(3)

Notwithstanding the provisions of paragraph (6) of the preceding Article, in the cases provided for in the preceding paragraph, if the petition under the same paragraph is not made within sixty days after the Effective Day, shareholders Exercising Appraisal Rights may withdraw their demands for appraisal at any time after the expiration of that period.

(4)

The Stock Company must also pay interest on the price determined by the court which is calculated at the rate of 6% per annum from and including the day of the expiration of the period set forth in paragraph (1).

(5)	The Stock Company may pay to shareholders the amount the Stock Company considers as a fair price until the determination of the price of shares.

(6)	A share purchase connected with the Exercise of Appraisal Rights becomes effective on the Effective Day.

(7)

If a shareholder Exercises Appraisal Rights with respect to shares for which share certificates are issued, the Share Certificate-Issuing Company must pay the price of the shares relating to the Exercise of the Appraisal Rights in exchange for the share certificates.

(Keeping and Inspection of Documents Related to Consolidation of Shares)

Article 182-6

(1)

A Stock Company having consolidated shares must prepare a document or an electronic or magnetic record in which it details or records the total number of Issued Shares at the time when consolidation of shares comes into effect (in cases of a Company with Class Shares, total number of the Issued Shares of class under Article 180, paragraph (2), item (iii)) and other information prescribed by Ministry of Justice Order as related to the consolidation of shares after the Effective Day without delay.

(2)	A Stock Company must keep the document or electronic or magnetic record referred to in the preceding paragraph at its head office for six months from the Effective Day.

(3)	Shareholders of a Stock Company that consolidated shares or persons who were shareholders of the Stock Company on the Effective Day may make the following requests from the Stock Company at any time

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during its business hours; provided, however, that the cost specified by the Stock Company must be paid for making a request listed in items (ii) or (iv):

(i)	a request to inspect documents under the preceding paragraph;

(ii)	a request for a transcript or extract of documents under the preceding paragraph;

(iii)

a request to inspect anything that is used in a manner prescribed by Ministry of Justice Order to display the information recorded in an electronic or magnetic record as referred to in the preceding paragraph; and

(iv)

a request to be provided with the information recorded in an electronic or magnetic record as referred to in the preceding paragraph by an electronic or magnetic means that the Stock Company has designated, or a request to be issued a document showing that information.

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